CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Offering price per share	Aggregate offering price	Amount of registration fee(3)
Class Z ordinary shares, par value $0.0001 per share	20,700,000	US$18.00	US$372,600,000	US$45,159.12

(1)

The Class Z ordinary shares are represented by American depositary shares, each of which represents one Class Z ordinary share. The ADSs issuable on deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (333-223711).

(2)

Includes 11,473,813 Class Z ordinary shares being offered by us, 6,526,187 Class Z ordinary shares being offered by the selling shareholders named in this prospectus supplement, and up to 2,700,000 Class Z ordinary shares the underwriters have an option to purchase from us. Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this registration statement shall be deemed to cover any additional number of ordinary shares that may be issued from time to time to prevent dilution as a result of a distribution, split, combination or similar transaction.

(3)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. US$43,803.71 has been previously paid.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-230660

Prospectus Supplement

(to Prospectus dated April 1, 2019)

Bilibili Inc.

11,473,813 American Depositary Shares

Representing 11,473,813 Class Z Ordinary Shares

(each representing one Class Z ordinary share, par value US$0.0001 per share)

This prospectus supplement relates to an offering of an aggregate of 18,000,000 American depositary shares, or ADSs, each representing one Class Z ordinary share, par value US$0.0001 per share, of Bilibili Inc. We are offering 11,473,813 ADSs and the selling shareholders named in this prospectus supplement are offering 6,526,187 ADSs. Our ADSs are listed on the Nasdaq Global Select Market under the symbol “BILI.” On April 2, 2019, the last reported sale price of the ADSs on the Nasdaq Global Select Market was US$18.05 per ADS.

Concurrently with this offering, we are also offering up to US$430,000,000 aggregate principal amount of convertible senior notes due 2026, or the convertible notes, in accordance with Rule 144A under the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act, assuming no exercise of the initial purchasers’ option to purchase additional convertible notes (or up to US$500,000,000 aggregate principal amount of our convertible notes if the initial purchasers in the convertible notes offering exercise their option in full), pursuant to a separate offering memorandum. The closing of this offering is not conditioned upon the closing of the concurrent offering of the convertible notes, and the closing of the concurrent offering of the convertible notes is not conditioned upon the closing of this offering.

Investing in the ADSs involves a high degree of risk. See the “Risk Factors” beginning on page S-16 of this prospectus supplement.

PRICE US$18.00 PER ADS

	Per ADS		Total
Public offering price	US$	18.00	US$	324,000,000
Underwriting discounts and commissions	US$	0.5868	US$	10,562,400
Proceeds to us (before expenses)(1)	US$	17.4132	US$	199,795,800
Proceeds to the selling shareholders (before expenses)	US$	17.4132	US$	113,641,799

(1)	See “Underwriting” beginning on page S-90 of this prospectus supplement for a description of the compensation payable to the underwriters.

The underwriters have an option to purchase up to an aggregate of 2,700,000 additional ADSs from us at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus supplement.

Neither the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in New York, New York on or about April 5, 2019.

Joint Book-Running Managers

Morgan Stanley	Credit Suisse	J.P. Morgan

BofA Merrill Lynch	Citigroup

Prospectus Supplement dated April 2, 2019.

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any other offering materials we file with the SEC. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on such different or inconsistent information. We are not, and the underwriters are not, making an offer of the ADSs in any jurisdiction where such offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any other offering material is accurate as of any date other than the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither this prospectus

i

supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or the underwriter to subscribe for and purchase, any of the ADSs and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus dated April 1, 2019 included in the registration statement on Form F-3 (No. 333-230660), which provides more general information.

To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference in this prospectus supplement or the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

In this prospectus supplement, unless otherwise indicated or unless the context otherwise requires:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” refers to American depositary shares, each of which represents one Class Z ordinary share;

•	“average monthly paying user” for a period is calculated by dividing the total number of monthly paying users during the specified period by the number of months in such period;

•

“average monthly paying user for mobile games” for a period is calculated by dividing the total number of monthly paying users for mobile games during the specified period by the number of months in such period;

•

“average monthly revenue per paying user” for a period is calculated by dividing the sum of revenues from mobile games and live broadcasting and other value-added services during the specified period by the total number of monthly paying users during such period;

•

“average monthly revenue per paying user for mobile games” for a period is calculated by dividing the revenues from mobile games during the specified period by the total number of monthly paying users for mobile games during such period;

•	the terms “we,” “us,” “the company,” “our company,” “our” and “Bilibili” refer to Bilibili Inc., its subsidiaries and its consolidated affiliated entities;

•

“bullet chatting” are to a live commenting function that enables content viewers to send comments that fly across the screen like bullets, which we refer to as B-chats herein. B-chats are frame- and context-specific and can be seen by all viewers who watch the same content at different times, and therefore can intrigue interactive commenting among content viewers. Only registered users who have passed our membership exam can send B-chats on our platform;

•	“China” and “PRC” refer to the People’s Republic of China and, solely for the purpose of this prospectus, exclude Taiwan, Hong Kong and Macau;

•	“Generation Z” are to, for the purposes of this prospectus supplement, the demographic cohort in China of individuals born from 1990 to 2009;

•

“monthly active users” or “MAUs” are to the sum of our mobile app MAUs and PC MAUs after eliminating duplicates so that each active registered user that logged on both our mobile app and our PC website would only be counted towards mobile app MAUs and not PC MAUs during a given month. We calculate mobile app MAUs based on the number of mobile devices that launched our mobile app during a given month. We calculate PC MAUs by dividing the total number of IP addresses used by users to visit our PC website during a given month by an estimate of the average number of IP addresses used by each user. When calculating monthly active users for games, we eliminate duplicates so that a user that played multiple games would be counted as one active user for games during a given month;

•	“our platform” are to our “bilibili” mobile app, mobile and PC websites and a variety of related features, functionalities, tools and services that we provide to users and content creators;

•

“paying users” on our platform are to users who make payments for various products and services on our platform, including purchases in mobile games offered on our platform, and payments for virtual items in our live broadcasting programs and for value-added services, or VAS. A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user;

•

“professional user generated content” or “PUGC” are to a category of content generated by users that exhibits creativity as well as a certain level of professional production and editing capabilities, and we refer to video content in this category as “PUG video”;

•

“retention rate”, as applied to any cohort of users who visit our platform in a given period, are to the percentage of these users who make at least one repeat visit after a certain duration; the “12th-month retention rate” for any cohort of users in a given month is the retention rate in the twelfth month after the applicable month;

•

“shares” and “ordinary shares” refer to our Class Y and Class Z ordinary shares, par value US$0.0001 per share, “Class Y ordinary shares” refers to our Class Y ordinary shares, par value US$0.0001 per share, and “Class Z ordinary shares” refers to our Class Z ordinary shares, par value US$0.0001 per share;

•	all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States; and

•

“valid premium members” are to members who have purchased our monthly or annual premium membership, which allow these members to enjoy exclusive or view licensed content as well as original content in advance. We calculate valid premium members based on the number of members whose premium package is still valid by the last day of a given month.

We have published our consolidated financial statements in RMB. Our business is primarily conducted in China and a substantial majority of our revenues are denominated in RMB. The conversion of RMB into U.S. dollars in this prospectus supplement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. For your convenience, this prospectus contains translations of some RMB or U.S. dollar amounts at a rate of RMB6.8755 to US$1.00, which was the certified exchange rate in effect as of December 31, 2018, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein may contain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the online entertainment and mobile games industries in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with users, content providers, game developers and publishers, advertisers and other partners;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry; and

•	the outcome of any current and future litigation or legal or administrative proceedings.

The forward-looking statements included in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors under “Risk Factors” included elsewhere in this prospectus supplement, the accompanying prospectus, or the information incorporated by reference herein and therein.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in the documents incorporated by reference herein for a more complete discussion of the risks of an investment in our securities and other risks outlined in our other filings with the SEC. The forward-looking statements included in this prospectus supplement or incorporated by reference into this prospectus supplement are made only as of the date of this prospectus supplement or the date of the incorporated document, and we do not undertake any obligation to update the forward-looking statements except as required under applicable law.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. In addition to this summary, we urge you to read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, especially the risks of investing in our ADSs discussed under “Risk Factors” of this prospectus supplement and under “Item 3. Key Information—D. Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2018, or the 2018 Annual Report, which contains our audited consolidated financial statements as of December 31, 2017 and 2018, and is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our Business

Our mission is to enrich the everyday life of young generations in China.

We represent the iconic brand of online entertainment for young generations in China. We provide high-quality content and an immersive entertainment experience, and have built our platform based on the strong emotional connections of our users to our content and communities. We started as a content community inspired by anime, comics and games, or ACG, and have evolved into a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. We have now become the welcoming home of diverse cultures and interests and destination for discovering cultural trends and phenomena for young generations in China. We believe China will become the world’s largest online entertainment market in the future and our brand recognition and market leadership among the young generations in China position us well to capture the significant opportunities.

We have a young and culturally aspirational user base willing to invest in a high-quality entertainment experience. A substantial portion of our user base were Generation Z, individuals born from 1990 to 2009 in China. They typically receive quality education and are technology savvy, with strong demand for culture products and avenues for self-expression and social interaction. In the fourth quarter of 2018, we had 92.8 million average monthly active users, an increase of 29.2% from 71.8 million in the same period of 2017. We have continued to achieve growth in our active users. We believe our users will be the driving force and trend-setters of entertainment consumption in China as they grow with us.

We capture the hearts and minds of our users with superior content experience and carefully designed interactive features. Our user base has demonstrated strong engagement and loyalty to our communities. In 2018, the average daily time spent per active user on our mobile app was approximately 78.4 minutes, as compared to 76.3 minutes in 2017. We pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. This signature feature fosters a highly interactive and enjoyable viewing experience and allows our users to benefit from the strong emotional bonds with other users who share similar aspiration and interests.

Our vibrant communities fuel the ever-growing supply of creative professional user generated content, or PUGC. We have developed a robust system and nurtured an encouraging community culture that respects and rewards content creators and motivates the creation of inspirational content. In the fourth quarter of 2018, we had approximately 570,000 average monthly active content creators, as compared to approximately 234,000 average monthly active content creators in the same period of 2017. In addition to PUGC, our diversified content offerings include licensed videos, live broadcasting and mobile games. We focus on offering content that caters to the evolving and diversified interests of our users and our communities.

We attract our users with engaging content, retain users with our vibrant communities, and curate the right content to satisfy our users’ entertainment needs. We have successfully developed an ecosystem comprised of highly-engaged users, talented content creators, as well as business partners, forming a virtuous cycle for monetization. We primarily generate revenues from mobile games, live broadcasting and online advertising. Our net revenues grew from RMB523.3 million in 2016 to RMB2,468.4 million in 2017 and further to RMB4,128.9 million (US$600.5 million) in 2018. We incurred net loss of RMB911.5 million, RMB183.8 million and RMB565.0 million (US$82.2 million) in 2016, 2017 and 2018, respectively. We derived 65.4%, 83.4% and 71.1% of our revenues from mobile games in 2016, 2017 and 2018, respectively, and we derive a significant portion of mobile game revenues from a limited number of games. In 2018, two mobile games accounted for more than 10% of our total mobile game revenues, one for 74.4% and the other for 11.0%.

Our Strengths

Iconic brand for online entertainment serving the young generations in China

We represent the iconic brand for online entertainment serving the young generations in China. We focus on high-quality content and immersive entertainment experience, and have built our platform based on the strong emotional connection of our users to our content and communities. Our “bilibili” brand elicits highly favorable sentiments among users. We were ranked as the top searched keyword among people born in the 2000s according to Baidu Search Index of 2016. We believe China will become world’s largest addressable market for entertainment consumption with significant headroom for growth. In December 2017, the monthly average time spent per device by our users was 539.3 minutes and the number of monthly average visits per device of our users was 66.0 times, based on the same source. We believe our brand recognition and prominent leadership among the young generations in China will empower us to capture the significant growth potential presented by this market.

We started as an ACG-inspired content community and have grown to be a full spectrum online entertainment world to meet our users’ evolving entertainment needs. Our online platform covers a wide array of genres and media formats, including videos, live broadcasting and mobile games. We serve cultural advocates of various interests, and empower them to discover, share, consume and create high-quality content. On our platform, users can always find their own connections and sense of belonging through our robust artificial intelligence empowered, interest-based content curation. As a result, we have become the welcoming home of diverse cultures and interests and destination for discovering cultural trends and phenomena for young generations in China.

Aspirational and fast growing user base

We have developed a young and culturally aspirational user base willing to invest in high-quality entertainment content. A substantial portion of our users were Generation Z. They typically receive quality education and are technology savvy, with strong demand for cultural products and avenues for self-expression and social interaction. A large number of Generation Z are actively involved in content creation and promotion, as well as socialization through content. We believe our users will become the driving force and trend-setters of entertainment consumption in China as they grow with our platform.

Strong demand for quality entertainment content has fueled the rapid expansion of our user base. In the fourth quarter of 2018, we had an average of 92.8 million monthly active users, representing 29.2% growth over the same period of 2017.

Highly sticky communities with a strong sense of belonging

We capture the hearts and minds of our users with superior content experience, and offer a wide array of carefully designed interactive features such as commentaries, favorites and virtual gifting to drive user engagement and loyalty. Our “bullet chatting” feature has embedded a robust social networking component and fostered a highly interactive and enjoyable viewing experience. In 2018, we had an average of 24.2 million users who participated in social interactions monthly, generating a total of 766.7 million interactions on a monthly basis, as compared to 15.2 million and 221.1 million in 2017. In the fourth quarter of 2018, our users generated approximately 996.1 million interactions, and 79.0% of our official members participated in social interactions. These interactive features allow our users to resonate with other users of similar aspirations and interests, and therefore spend more time and remain active on our platform. In 2018, the average daily time spent per active user on our mobile app was approximately 78.4 minutes, as compared to 76.3 minutes in 2017.

We have pioneered an examination system to distinguish hardcore users and offer privileged identity as official members and more interactive features to them. As of December 31, 2018, we had over 45.3 million official members, as compared to 31.6 million as of December 31, 2017. For official members who visited our platform in each month of 2017, our 12th-month retention rate was above 83.9%. Our membership examination system has fostered a strong sense of belonging and ownership among our users. As a result, our official members have demonstrated even more engagement and loyalty. In the fourth quarter of 2018, our users generated approximately 996.1 million interactions, and 79.0% of our official members participated in social interactions.

Ever-growing supply of creative content

Our diversified content offerings comprise PUG videos, licensed videos, live broadcasting, short video clips and mobile games. Our full spectrum, multi-media content ecosystem enables us to become a one-stop entertainment platform, and allows our users to fully showcase their talent.

Inspired and motivated by the encouraging community culture, our users frequently upload quality content to our platform, building a massive and ever-growing PUG video library, which is a strong value proposition to our users and critical to our thriving content ecosystem. In the fourth quarter of 2018, we had approximately 570,000 average monthly active content creators, compared to approximately 234,000 in the same period of 2017, and received an average of approximately 1,716,000 monthly video submissions in the fourth quarter of 2018, compared to approximately 692,000 in the same period of 2017, and 89.3% of the total video views are contributed by PUG videos in December 2018.

We systematically encourage and embrace a constructive community culture that conveys the utmost respect for content creators and the high-quality content they provide. The users contribute commentaries and closely follow their favorite content creators to show strong support. As of December 31, 2018, the number of content creators with more than 10,000 followers had increased by 80.9% since December 31, 2017. The vibrant community culture fuels quality content creation, motivating content creators to create inspirational content and pioneer new genres to cater to the evolving and diversified interests of our user base.

A thriving ecosystem fueling strong monetization potential

We attract our users with engaging content, retain users with our vibrant communities, and curate the right content to satisfy our users’ consumption needs. We have successfully created an ecosystem comprised of users, content creators, as well as third-party partners including licensed content providers, game operators, advertisers, and e-commerce partners. Our ecosystem participants are motivated and rewarded in a sustainable way. The virtuous cycle formed by highly-engaged users, talented content creators and business partners lends itself well for monetization. As a result, we are able to derive revenue through adjacent offerings without diluting the quality of our user experience.

By offering content most compatible with our communities and user preference, we have attracted and retained an active and engaged user base who are loyal to our “bilibili” brand. Through their activities on our platform, we are able to deepen our understanding of our users through analyzing their interests and behaviors, and can curate the right content to continually satisfy their evolving entertainment needs. This full-spectrum, multi-media content ecosystem provides us with multiple avenues for growth and monetization opportunities. Initially, we mainly monetize through mobile games by selling virtual items through in-app purchases. In 2018, our monthly active users for mobile games were 10.6 million, as compared to 9.1 million in 2017. Across our platform, the number of our average monthly paying users in the fourth quarter of 2018 was approximately 4.4 million, an increase of 298% from the same period in 2017.

Visionary, experienced and passionate management team

We benefit from the vision and experience of our senior management team. Our chairman and chief executive officer, Mr. Rui Chen, is a serial entrepreneur and has more than 15 years of experience in the internet and technology-related industries in China. He co-founded Cheetah Mobile (NYSE: CMCM) and served in senior management capacity at Kingsoft (HK: 3888), before he led the pioneering innovation in our company. The rest of our senior management team are all industry experts joining from leading internet companies in China, with extensive expertise across technology, product design, operations, and financial management.

Our management team brings with them passion and conviction for the growth prospects of China’s online content consumption. They are cultural advocates themselves. As peers, they understand Generation Z’s passion and interests. Their insights into young generation’s content needs have helped guide our business expansion in the rapidly changing entertainment industry. The user-centric corporate culture they adhere to has helped reinforce our market leadership and brand recognition among our users.

Our Strategies

We intend to achieve our mission and further solidify our unique position by pursuing the following strategies:

Enhance our content offerings

We strive to systematically enhance the content offerings on our platform, and we believe incentivizing and supporting content creators is crucial to this strategy. We will increase our initiatives and allocate more resources to enable content creators to thrive in our communities. For example, we plan to make more tools and features available to them to improve the process of content creation. Furthermore, we intend to expand and enhance the avenues through which content creators can realize the commercial potential of their works, which will incentivize content creators and in turn enhance our content offerings. We also intend to broaden the variety of content themes and media formats on our platform. We believe this strategy will lead to enhanced user retention and user base expansion.

Improve user experience on our platform

We seek to improve multiple aspects of user experience on our platform, from content discovery, content-based interaction to content consumption, which we believe will lead to stronger user engagement and community resonance. The scale and engagement of our user base enable us to accumulate a massive volume of user data on our platform. We plan to further leverage our machine-based data analytic capabilities to develop deeper insights into user behavior and preference to personalize content feed to our users and improve user experience. Moreover, our users are young, energetic and dynamic, with evolving interests and inspirations. We will cater to their emerging needs and expand suitable content genres and media formats, which could in turn cultivate new cultures among young generations.

Further enhance our technologies and infrastructure

Our leading technologies are important pillars to our rapid growth, strengthening our user engagement, monetization capabilities and cost management. We will continue to invest in and develop our technologies, particularly artificial intelligence, big data analytics and cloud technology. We will enhance our recommendations feed and native search access to rich content by leveraging artificial intelligence technology, which will enhance user engagement. We will continue to strengthen our big data analytics capability of the rich user footprint and behavior on our platform, and improve our monetization capabilities. We will manage our bandwidth cost through improvement in cloud technology. We intend to make additional investments in our infrastructure to support the growth in our user base and traffic. We also plan to attract, train and retain more talent for these purposes.

Strengthen our monetization capabilities

We generate revenue mostly through mobile games, live broadcasting and VAS, advertising, e-commerce and others, and we plan to strengthen our monetization capabilities for all these categories. We will continue to work with game developers to source, localize and distribute high-quality mobile games that appeal to our users. In addition, we plan to expand our live broadcasting business by promoting closer interaction between hosts and users, adopting creative ways for virtual gifting, and enabling hosts to integrate relevant advertisements or promote merchandise during broadcasting. Furthermore, we plan to further develop our performance-based advertisement system by growing user base, enhancing user engagement and increasing the frequency of feed advertising and work closely with advertisers on native advertising content, targeting the audience in our communities while minimizing disturbance to user experience.

Our Challenges

Our ability to realize our mission and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

•	maintain our culture and brand image within our addressable user communities;

•	address the evolving entertainment needs of our users and provide quality content, products and services to attract and retain users;

•	successfully implement our monetization strategies and generate sustainable revenues and profit;

•	sustain our growth and the increased complexity of our business;

•	manage our costs and expenses;

•	identify and prevent illegal or inappropriate content from being displayed on our platform; and

•	launch new games and release upgrades to grow our game player base.

Please see “Risk Factors” and other information included in this prospectus supplement for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

Our website was first launched in June 2009 and was officially named “bilibili” in January 2010. We commenced our commercial operations in 2011 and established Shanghai Hode Information Technology Co., Ltd., or Shanghai Hode, to expand our operations in May 2013. Subsequently, we obtained control over Shanghai Kuanyu Digital Technology Co., Ltd., or Shanghai Kuanyu, in July 2014 to further expand our operations.

We incorporated Bilibili Inc. under the laws of the Cayman Islands as our offshore holding company in December 2013. In February 2014, we established Hode HK Limited, or Hode HK, a wholly-owned Hong Kong subsidiary. In September 2014, Hode HK established a wholly-owned PRC subsidiary, Hode Shanghai Limited, which we refer to as Hode Technology or our WFOE in this prospectus supplement.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, our WFOE later entered into a series of contractual arrangements with Shanghai Hode and Shanghai Kuanyu, which two entities we collectively refer to as our VIEs in this prospectus supplement, and their respective shareholders. For more details, please see “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them and their subsidiaries as our consolidated affiliated entities under accounting principles generally accepted in the United States, or U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

On March 28, 2018, our ADSs commenced trading on the Nasdaq Global Select Market under the symbol “BILI.” We raised from our initial public offering approximately $443.3 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

In October 2018, we entered into a definitive agreement with Tencent, for Tencent to invest an aggregate amount of approximately US$317.6 million in our company, after deducting transaction expenses in an aggregate amount of approximately US$0.4 million, we received net proceeds of approximately US$317.2 million. Upon the closing of the transaction, Tencent held approximately 12.3% of our total issued and outstanding shares after the completion of our initial public offering and after giving effect to the number of shares issued in this transaction. On October 25, 2018, we entered into a strategic collaboration agreement with Tencent for sharing and operating existing and additional anime and games on our platform. Under the agreement, we and Tencent will participate in the exchange and purchase of existing anime copyright, and jointly procure, produce and invest in anime projects, as well as seek investment opportunities in the animation and comic industry. In addition, we will expand our cooperation with Tencent by jointly operating more Tencent games on our platform.

In December 2018, we and Taobao entered into a business collaboration agreement in content-driven e-commerce and commercialization of our intellectual property assets. Under the agreement, we and Taobao will collaborate to develop a dynamic ecosystem that will better connect content creators, merchandise and users on both platforms. We will also work together to promote and commercialize our intellectual property assets, leveraging consumer insights on both platforms. Additionally, Taobao will provide us with e-commerce technical support to ensure a more efficient user experience.

The following diagram illustrates our corporate structure, including our principal subsidiaries and our VIEs and their respective principal subsidiaries, as of the date of this prospectus supplement:

Notes:

(1)	Rui Chen holds 100% equity interests in Shanghai Kuanyu. He is also the chairman of our board of directors and our chief executive officer.
(2)

Rui Chen, Yi Xu, Qian Wei, Ni Li and Xi Cao hold 52.3%, 34.8%, 7.0%, 3.4% and 2.5% equity interests in Shanghai Hode, respectively. Among them, Mr. Chen, Mr. Xu and Ms. Li are also directors and officers of our company.

Corporation Information

Our principal executive offices are located at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China. Our telephone number at this address is +86 21-25099255. Our registered office in the Cayman Islands is located at office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at http://ir.bilibili.com/.

THE OFFERING

Offering price	US$18.00 per ADS.

ADSs offered by us	11,473,813 ADSs (or 14,173,813 ADSs if the underwriters exercise the over-allotment option to purchase additional ADSs in full).

ADSs offered by the selling shareholders	6,526,187 ADSs

The ADSs	Each ADS represents one Class Z ordinary share. See “Description of American Depositary Shares” in the accompanying prospectus.

Class Z ordinary shares outstanding immediately after this offering	238,058,588 Class Z ordinary shares (or 240,758,588 Class Z ordinary shares if the option to purchase additional ADSs is exercised in full by the underwriters).

The number of ordinary shares outstanding immediately after the offering is calculated based upon 226,584,775 Class Z ordinary shares issued and outstanding as of April 1, 2019, which excludes 2,471,646 Class Z ordinary shares reserved for issuance upon the exercise of our outstanding options.

Option to purchase additional shares	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 2,700,000 additional ADSs.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately US$198.8 million (or approximately US$245.8 million assuming the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting commissions and fees and the estimated offering expenses payable by us.

We expect to use the net proceeds to us from this offering, together with the net proceeds of the concurrent offering of convertible notes which we expect to be approximately US$419.7 million (or approximately US$488.2 million if the respective initial purchasers in the concurrent offering exercise their options to purchase additional convertible notes in full), as follows: (i) approximately US$180 million for enriching content offerings, including the acquisition, investment and production of premium content and supporting content creators; (ii) approximately US$180 million for research and development, including continued investment in and development of our technologies, particularly artificial intelligence technology, big data capability and cloud technology; and (iii) the remaining for general corporate purposes, which may include working capital needs and potential strategic acquisitions, investments and alliances.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

See “Use of Proceeds” for additional information.

Lock-up	We, our directors, executive officers and certain shareholders, and the selling shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any ADSs, ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 90 days following the date of this prospectus supplement. See “Underwriting” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Description of concurrent offering	Concurrently with this offering, we are also offering up to US$430 million aggregate principal amount of convertible notes pursuant to a separate offering memorandum (or up to US$500 million aggregate principal amount if the initial purchasers in the convertible notes offering exercises their option in full) to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside of the United States to non-U.S. persons in reliance on Regulation S.

The closing of this offering is not conditioned upon the closing of the concurrent offering of the convertible notes, and the closing of the concurrent offering of the convertible notes is not conditioned upon the closing of this offering.

Nasdaq Global Select Market symbol	BILI.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on or about April 5, 2019.

Depositary	Deutsche Bank Trust Company Americas

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2016, 2017 and 2018, summary consolidated balance sheet data as of December 31, 2017 and 2018 and summary consolidated statements of cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2018, or the 2018 Annual Report, which is incorporated by reference. Our summary consolidated balance sheet data as of December 31, 2016 has been derived from our audited consolidated financial statements which are not included in or incorporated by reference into this prospectus supplement. Starting from January 1, 2018, we adopted Accounting Standards Codification 606, Revenue from Contracts with Customers, or ASC 606, using the modified retrospective method. The consolidated statements of operations and comprehensive loss data for the year ended December 31, 2018 presented below have been prepared in accordance with ASC 606, while the comparative information for the years ended December 31, 2016 and 2017 presented below have not been restated and continue to be reported under the accounting standards in effect for those periods. We determined that the adoption of ASC 606 did not have a significant impact on our financial positions, results of operations, equity or cash flows as of the adoption date and for the year ended December 31, 2018. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes included in our 2018 Annual Report and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Consolidated Statements of Operations and Comprehensive Loss Data:
Net revenues	523,310	2,468,449	4,128,931	600,528
Cost of revenues(1)	(772,812)	(1,919,241)	(3,273,493)	(476,110)

Gross (loss)/profit	(249,502)	549,208	855,438	124,418
Operating expenses:
Sales and marketing expenses(1)	(102,659)	(232,489)	(585,758)	(85,195)
General and administrative expenses(1)	(451,334)	(260,898)	(461,165)	(67,074)
Research and development expenses(1)	(91,222)	(280,093)	(537,488)	(78,174)

Total operating expenses	(645,215)	(773,480)	(1,584,411)	(230,443)

Loss from operations	(894,717)	(224,272)	(728,973)	(106,025)
Loss before tax	(908,355)	(174,869)	(539,033)	(78,399)
Income tax	(3,141)	(8,881)	(25,988)	(3,780)

Net loss	(911,496)	(183,750)	(565,021)	(82,179)
Accretion to Pre-IPO preferred shares redemption value	(161,933)	(258,554)	(64,605)	(9,396)
Deemed dividend in connection with repurchase of Pre-IPO preferred shares	(113,151)	(129,244)	—	—
Net loss attributable to noncontrolling interests	1,430	—	13,301	1,935

Net loss attributable to the Bilibili Inc.’s shareholders	(1,185,150)	(571,548)	(616,325)	(89,640)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Consolidated Statements of Operations and Comprehensive Loss Data:
Net loss	(911,496)	(183,750)	(565,021)	(82,179)
Other comprehensive income/(loss)
Foreign currency translation adjustments	58,048	(75,695)	296,030	43,056

Total other comprehensive income/(loss)	58,048	(75,695)	296,030	43,056

Total comprehensive loss	(853,448)	(259,445)	(268,991)	(39,123)
Accretion to Pre-IPO preferred shares redemption value	(161,933)	(258,554)	(64,605)	(9,396)
Deemed dividend in connection with repurchase of Pre-IPO preferred shares	(113,151)	(129,244)	—	—
Net loss attributable to noncontrolling interests	1,430	—	13,301	1,935

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(1,127,102)	(647,243)	(320,295)	(46,584)

Net loss per share, basic	(20.42)	(8.17)	(2.64)	(0.38)
Net loss per share, diluted	(20.42)	(8.17)	(2.64)	(0.38)
Net loss per ADS, basic	—	—	(2.64)	(0.38)
Net loss per ADS, diluted	—	—	(2.64)	(0.38)
Weighted average number of ordinary shares, basic	58,038,570	69,938,570	233,047,703	233,047,703
Weighted average number of ordinary shares, diluted	58,038,570	69,938,570	233,047,703	233,047,703
Weighted average number of ADS, basic	—	—	233,047,703	233,047,703
Weighted average number of ADS, diluted	—	—	233,047,703	233,047,703

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	3,775	7,936	28,173	4,098
Sales and marketing expenses	3,029	3,423	11,499	1,672
General and administrative expenses	353,806	56,746	102,544	14,914
Research and development expenses	4,878	11,849	38,977	5,669

Total	365,488	79,954	181,193	26,353

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	387,198	762,882	3,540,031	514,876
Time deposits	—	1,960	749,385	108,994
Accounts receivable, net	110,666	392,942	324,392	47,181
Prepayments and other current assets	185,378	477,265	990,851	144,113
Short-term investments	712,564	488,391	945,338	137,494
Non-current assets:
Intangible assets, net	282,472	426,292	1,419,435	206,448
Goodwill	50,967	50,967	941,488	136,934
Long-term investments, net	377,031	635,952	979,987	142,533
Total assets	2,166,710	3,473,525	10,490,036	1,525,713
Total current liabilities	628,100	1,397,994	3,298,834	479,795
Total mezzanine equity	2,861,613	4,015,043	—	—
Total shareholders’ (deficit)/equity	(1,323,003)	(1,939,512)	7,191,202	1,045,918

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash (used in)/provided by operating activities	(198,967)	464,550	737,286	107,234
Net cash used in investing activities	(1,187,300)	(716,254)	(3,196,394)	(464,896)
Net cash provided by financing activities	1,024,087	675,533	4,974,810	723,557
Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	49,606	(48,145)	261,447	38,024

Net (decrease)/increase in cash and cash equivalents and restricted cash	(312,574)	375,684	2,777,149	403,919
Cash and cash equivalents and restricted cash at beginning of the year	699,772	387,198	762,882	110,957

Cash and cash equivalents and restricted cash at end of the year	387,198	762,882	3,540,031	514,876

Note:

*

We adopted Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 using the retrospective transition method. Restricted cash balance as of December 31, 2015 was included in “cash and cash equivalents and restricted cash” when reconciling beginning-of-period and end-of-period total amounts presented in the selected consolidated statements of cash flow data for the year ended December 31, 2016.

RISK FACTORS

Investing in the ADSs involves a high degree of risk. Before you decide to buy these securities, you should carefully consider the risks described below together with the risks described in our 2018 Annual Report, and the other information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference. If any of these risks actually occurs, our business, financial condition and results of operations could suffer, and you may lose all or part of your investment.

Please see “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference” for information on where you can find the documents we have filed with or furnished to the SEC and which are incorporated by reference in this prospectus supplement.

Risks Related to Our Business and Industry

We operate in a fast evolving industry, and we are in the early stage of our business. We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We are in the early stage of our business, and our monetization model is evolving. We generate revenues primarily by providing our users with valuable content, such as mobile games and live broadcasting. We also generate revenues from advertising and other services. We cannot assure you that we can successfully implement the existing monetization strategies to generate sustainable revenues, or that we will be able to develop new monetization strategies to grow our revenues. If our strategic initiatives do not enhance our ability to monetize or enable us to develop new monetization approaches, we may not be able to maintain or increase our revenues or recover any associated costs. In addition, we may introduce new products and services to expand our revenue streams, including products and services with which we have little or no prior development or operating experience. If these new or enhanced products or services fail to engage users, content creators or business partners, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In 2016, 2017 and 2018, respectively, we had loss from operations of RMB894.7 million, RMB224.3 million and RMB729.0 million (US$106.0 million), and net loss of RMB911.5 million, RMB183.8 million and RMB565.0 million (US$82.2 million). We cannot assure you that we will be able to generate profits in the future. Although we have started generating positive cash flow from operating activities since 2017, we cannot assure you that we will continue to do so in the future. Our ability to achieve profitability depends in large part on our ability to manage our costs and expenses. We intend to manage and control our costs and expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. We may experience losses in the future due to our continued investments in technology, talent, content and other initiatives. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Accordingly, you should not rely on our financial results of any prior period as an indication of our future performance.

If we fail to anticipate user preferences and provide products and services to attract and retain users, or if we fail to keep up with rapid changes in technologies and their impact on user behavior, we may not be able to attract sufficient user traffic to remain competitive, and our business and prospects may be materially and adversely affected.

Our ability to retain, grow and engage our user base depends heavily on our ability to provide a superior user experience. We must offer quality content covering a wide range of interests and formats, introduce successful new products and services, develop user-friendly platform features, and push effective content feeds recommendations. In particular, we must encourage content creators to upload more appealing PUGC and source more popular licensed content. We must also keep providing our users with features and functions that could enable superior content viewing and social interaction experience. If we are unable to provide a superior user experience, our user base and user engagement may decline, which may materially and adversely affect our business and growth prospects.

We maintain a large content library primarily consisting of PUG videos, licensed content and original content, and are developing new features to attract and retain our users. In order to expand our content library, we must continue to work with our content creators and incentivize them to produce content that reflects cultural trends and maintain good business relationships with licensors of premium copyrighted content to renew our licenses and source new professionally produced content. Our content creators and licensors may choose to work with other large online video platforms to distribute their content if such platforms can offer better products, services or terms than we do. We cannot assure you that we will be able to attract our content creators to upload their content to our platform or renew or enter into license agreements on commercially reasonable terms with our licensors or at all.

In addition, the industry in which we operate is characterized by rapidly changing technologies and changing user expectations. To remain competitive, we must be able to adapt to these changes and innovate in response to evolving user expectations. Developing and integrating new content, products, services and technologies into our existing platform could be expensive and time-consuming, and these efforts may not yield the benefits we expect. If we fail to develop new products, services or innovative technologies on a timely basis, or our new products, services or technologies are not accepted by our users, our business, financial performance and prospects could be materially and adversely affected. We cannot assure you that we can anticipate user preferences and industry changes and respond to such changes in a timely and effective manner.

Our business depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by the content creators on our platform.

The quality of the content offered on our platform and our users’ level of engagement are critical to our success. In order to attract and retain users and compete effectively, we must offer interesting and useful content and enhance our users’ viewing experience. It is vital to our operations that we remain sensitive to and responsive to evolving user preferences and offer content that appeals to our users and members. In 2018, PUG video views accounted for 89.0% of our total video views, as compared to 85.5% in 2017. Thus far, we have been generally able to encourage our content creators to create and upload PUGC that is appealing to our users. We have also been providing our content creators with support and guidance in various forms, including technical support for content distribution, editing and uploading. However, we cannot assure you that our content creators can contribute to create popular PUGC for our platform. If our content creators cease to contribute content, or their uploaded content fails to attract or retain our users, we may experience a decline in user traffic and user engagement. If the number of users or the level of user engagement declines, we may suffer a reduction in revenue.

We may not be able to effectively manage our growth and the increased complexity of our business, which could negatively impact our brand and financial performance.

We have experienced rapid growth since our inception in 2011. As we grow our user base and increase the level of user engagement, we may incur increasing costs, such as licensing fees and royalties for licensed content and hosts’ compensation to further expand our content library to meet the growing and diversified demands of our users. If such expansion is not properly managed, it may adversely affect our financial and operating resources without achieving the desired effects.

As we only have a limited history of operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to grow in the future. In addition, our costs and expenses may increase rapidly as we expand our business and continue to invest in our infrastructure to enhance the performance and reliability of our platform. For example, we may increase our investment in servers and bandwidth to maintain our quality user experience while sustaining the growth of user base. Continued growth could also strain our ability to maintain reliable service levels for our users, content creators and business partners, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our costs and expenses may grow faster than our revenues and may be greater than what we anticipate. If we are unable to generate adequate revenues and to manage our costs and expenses, we may continue to incur losses in the future and may not be able to achieve or subsequently maintain profitability. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

If the content contained within videos, games and other content formats on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

The PRC government and regulatory authorities have adopted regulations governing content contained within videos, games, and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. The PRC government and regulatory authorities strengthen the regulations on internet content from time to time, such as the Opinion on Strictly Regulating Online Game Market Management jointly adopted by a few authorities on December 18, 2017, which regulates illegal and improper content in online games. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned websites and reputational harm. The website operator may also be held liable for such censored information displayed on or linked to their website. In January 2019, China Netcasting Services Association, or the CNSA, issued the Regulations on Administration of Network Short Video Platforms, pursuant to which all content of a short video, including but not limited to its title, description, B-chats and comments, must be reviewed in advance before the content is broadcasted. Furthermore, the number of content reviewers a platform is required to keep must be more than one-thousandth of the number of short videos newly broadcasted on the platform per day. In January 2019, CNSA issued the Censoring Criteria for Network Short Video Contents, which sets forth in details of contents prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, superstitious and illegal or immoral contents. The enactment of these regulations may significantly increase our compliance costs in recruiting additional content reviewers and training them to identify the forbidden contents timely and accurately. Any failure to comply with these regulations may subject us to liability. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs” of our 2018 Annual Report.

In addition to licensed content provided by copyright owners, we allow our users to upload content to our platform. Our users can upload all types of content including user-created and professionally produced content and certain graphical files for the purpose of updating user biographies and content covers. Currently only registered users who have passed our membership exam are allowed to upload content to our platform. We maintain two levels of content management and review procedures to monitor the content uploaded to our platform to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any infringing content. Our content screening team is dedicated to screening and monitoring the content uploaded on our platform on a 24-hour, 7-day basis. For more details relating to our content monitoring procedures, see “Item 4. Information on the Company—B. Business Overview—Content Management and Review” of our 2018 Annual Report. However, there can be no assurance that we can identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day.

Failure to identify and prevent illegal or inappropriate content from being uploaded on our platform may subject us to liability. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders, or cause our app to be temporarily removed from app stores, or otherwise. For example, Central Cyberspace Administration of the People’s Republic of China conducted a nationwide inspection of major internet platforms providing short-video content, and we were notified by certain smartphone app stores in China that our mobile app had been temporarily removed from July 26, 2018 till August 25, 2018. We implemented the required measures promptly and reinstated the mobile app downloads from those app stores on August 26, 2018. We thereafter conducted a self-inspection by taking a comprehensive review of the content on our platform and have doubled the headcounts of content monitoring personnel. Our app may be removed from app stores again in the future, and such removal could materially and adversely affect our business operations.

In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator. In the past, we were subject to penalties by PRC regulatory authorities due to our failure to comply with these requirements. For example, we were subject to a fine of RMB20,000 in May 2018 from a local counterpart of the MOC primarily for having inappropriate content operated on our platform. We also may face liability for copyright or trademark infringement, fraud and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or displayed on our platform.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in China are highly regulated. Our consolidated affiliated entities are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television of China, or the SAPPRFT, the National Radio and Television Administration of the PRC, or the NRTA, and the Propaganda Department of the Central Committee of the Communist Party of China, or the NAPP (the successor of the GAPP, the SARFT and the SAPPRFT), the MOC, the MIIT, the State Council Information Office, and the State Internet Information Office, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.

We have obtained ICP licenses for the provision of internet information services, license for online transmission of audio-visual programs for the provision of internet audio-visual program services, and Online Culture Operating Licenses for operation of online games, and have submitted an application to update our license for online transmission of audio-visual programs to cover the transmission to mobile devices in December 2017. The application is currently under review process of the SAPPRFT. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

Under regulations issued by the SAPPRFT, the publication of each online game requires approval from the SAPPRFT. As of the date of this prospectus supplement, we have obtained approvals from the SAPPRFT for all of the domestic online games and two imported online games exclusively operated by us. After SAPPRFT’s re-organization, we will apply with the NAPP for the approvals for our games in the future. For the online games we jointly operate with third parties, we also require them to obtain requisite approvals from the NAPP, and make filings with the MOC. The NAPP at the national level had suspended the approval of game registration and issuance of publication numbers for online games starting from March 2018, and the MOC at the national level had closed the online filing system for online games starting from July 2018. Although the NAPP later resumed game registration and issued game publication numbers for the first batch of games with an effective date of December 19, 2018, as the regulatory authorities have received a large number of game registration applications to be reviewed during the suspension, it may take some time for the backlog of registration applications to be cleared. As of the date of this prospectus supplement, the MOC at the national level has not yet resumed the online filing systems for domestic online games and it is uncertain whether and when will MOC resume the filing system onwards. Therefore, we cannot assure you that we or relevant third parties can obtain the NAPP’s approvals or complete the filing with the MOC for all games on our platform in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.

Moreover, as the provision of online games is deemed to be an internet publication activity, an online game operator must obtain an Internet Publication Service License in order to directly make those games publicly available in China. Although it is not specifically authorized by the NAPP, an online game operator is generally able to publish its games through third-party licensed electronic publishing entities and register the games with the NAPP as electronic publications. Shanghai Hode is planning to apply for the Internet Publishing Service License for our operation of online games. However, there is no assurance that we will be granted such license. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines, the revocation of our business and operating licenses and the discontinuation or restriction of our operations of online games.

Furthermore, considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing our business activities. For example, in 2009, the SAPPRFT, together with other authorities issued a notice known as Circular 13, which expressly prohibits foreign investors from participating in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or from controlling over or participating in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. While Circular 13 is generally applicable to us and our online game business, the SAPPRFT has not issued any interpretation of Circular 13, and we are not aware that any online game companies which use similar variable interest entity contractual arrangements with ours have been challenged by the SAPPRFT. In addition, under the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, the introduction or broadcasting of foreign animation in China is subject to approval of the SAPPRFT or its authorized entities. However, approval or filing procedures are not explicitly required in practice by the SAPPRFT for the broadcasting and distribution of foreign animation on the internet only. We have not obtained any approval from, or completed any filing with, the SAPPRFT or competent local counterparts for broadcasting and distribution of foreign animation on our platform. We could be found in violation of any future laws and regulations or of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties or changes in policies, regulations or enforcement by government authorities, may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

We derive a substantial majority of our revenues from mobile games. If we fail to launch new games or release upgrades to existing games to grow our game player base, our business and operating results will be materially and adversely affected.

We derived 65.4%, 83.4% and 71.1% of our revenues from mobile games in 2016, 2017 and 2018, respectively, and we derive a significant portion of mobile game revenues from a limited number of games. In 2018, two mobile games accounted for more than 10% of our total mobile game revenues, one for 74.4% and the other for 11.0%. We offer mobile games from third-party game developers and publishers on our platform either on an exclusive or non-exclusive basis. Therefore, we must maintain good relationships with our third-party game developers and copyright owners to obtain access to new popular games on reasonable commercial terms. We may not be able to maintain or renew these agreements on acceptable terms or at all. In such event, we may be unable to continue offering these popular mobile games, and our operating results will be adversely affected. In addition, if our users decide to access these games through our competitors, or if they prefer other mobile games operated by our competitors, our operating results could be materially and adversely affected. In addition, if we fail to launch new games or release upgrades to existing games in a timely manner, or if our games do not achieve expected popularity, we may lose players of our games, which could materially and adversely impact our business. Even in the event that we succeed in launching new games, the new games may divert players away from the existing games on our platform, which may increase player churn and reduce revenues from our existing games.

In addition, the revenue model we adopt for online games may not remain effective, which may cause us to lose players and materially and adversely affect our business, financial condition and results of operations. We derive substantially all of the mobile games revenues from the sale of in-game virtual items. However, we may not be able to continue to successfully implement this model. Furthermore, PRC regulators have been implementing regulations designed to reduce the amount of time that youth spend playing online games. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-fatigue System, Real-name Registration System and Parental Guardianship Project” of our 2018 Annual Report. A revenue model that does not charge for playing time may be viewed by the PRC regulators as inconsistent with this goal. On the other hand, if we were to start charging for playing time, we may lose our players, and our financial condition and results of operations may be materially and adversely affected.

We face significant competition, primarily from companies that operate online entertainment platforms in China, and we compete with these companies for users, content providers and advertisers.

We face significant competition primarily from companies that operate online entertainment platforms in China designed to engage users, especially Generation Z, and capture their time spent on mobile devices and online. In particular, our competitors mainly include large online video streaming platforms, social media platforms and other platforms offering video products. Some of our competitors have longer operating histories and significantly greater financial resources than we do, and in turn may be able to attract and retain more users, content partners and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. If any of our competitors provides comparable or better user experience, our user traffic could decline significantly. We have exclusive distribution rights only for certain PUGC on our platform. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic from our platform, and adversely affect our user traffic and thus our operations.

We believe that our ability to compete effectively depends upon many factors, some of which are beyond our control, including:

•	the popularity, usefulness, ease of use, performance and reliability of our platform, products and services compared to those of our competitors;

•	the amount, quality and timeliness of content on our platform, especially the amount and quality of the PUGC generated by our content creators;

•	the environment and culture of our user communities;

•	our ability, and the ability of our competitors, to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands;

•	the inventory size, quality and size of player base of the games we operate;

•	our ability to establish and maintain relationships with content providers and partners;

•	our ability to monetize our services;

•	changes mandated by legislation, regulations or government policies, some of which may have a disproportionate effect on us;

•	acquisitions or consolidation within our industry, which may result in more formidable competitors; and

•	our reputation and brand strength relative to our competitors.

Increases in the costs of content on our platform may have an adverse effect on our business, financial condition and results of operations.

We need to acquire or produce popular content to provide our users with an engaging and satisfying viewing experience. The acquisition of such content depends on our ability to retain our content creators and hosts of our live broadcasting program. As our business develops, we may incur increasing revenue-sharing costs to compensate our content creators and hosts of our live broadcasting program or producing original content. Increases in market prices for licensed content may also have an adverse effect on our business, financial condition and results of operations. If we are not able to procure licensed content at commercially acceptable costs, our business and results of operations will be adversely impacted. In addition, if we are unable to generate sufficient revenues to outpace the increase in market prices for licensed content, our business, financial condition and results of operations may be adversely affected. In 2018, we started to devote more resources in producing our original content. We rely on our in-house team to generate creative ideas for original content and to supervise the original content origination and production process, and we intend to continue to invest resources in content production. If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our original content production capabilities would be negatively impacted.

We may be subject to intellectual property infringement claims or other allegations, which could result in material damage to our reputation and brand image, payment of substantial damages, penalties and fines, removal of relevant content from our platform or seeking license arrangements which may not be available on commercially reasonable terms.

Content posted on our platform may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. We have been involved in litigation based on allegations of infringement of third-party copyright due to the content available on our platform. We are currently involved in approximately 70 lawsuits based on allegations of infringement of third-party copyright due to the content posted on our platform, none of which is material to our company on an individual basis.

Our failure to identify unauthorized videos posted on our platform may subject us to claims of infringement of third-party intellectual property rights or other rights. Although we maintain content management and review procedures to monitor the content uploaded to our platform, due to the large number of videos uploaded, we may not be able to identify all content that may infringe on third-party rights. Such failure may subject us to potential claims and lawsuits, defending of which may impose a significant burden on our management and employees, and there can be no assurance that we will obtain final outcomes that are favorable to us. In addition, we may be subject to administrative actions brought by the National Copyright Administration of China or its local branches or related law enforcement departments for alleged copyright infringement.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. In certain cases in China, the courts have found an online service provider to be liable for the copyrighted content posted by users which was accessible from and stored on such provider’s servers.

Although we have not been subject to claims or lawsuits outside China, we may become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our videos from the United States and other jurisdictions, the ownership of our ADSs by investors, and the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our platform, or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

In addition, although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant user-generated content and, even if properly screened, a third party may still find user-generated content posted on our platform offensive and take action against us in connection with the posting of such content. We may also face litigation or administrative actions for defamation, negligence or other purported injuries resulting from the content we provide or the nature of our services. Such litigation and administrative actions, with or without merit, may be expensive and time-consuming, result in significant diversion of resources and management attention from our operations, and adversely affect our brand image and reputation.

Furthermore, our app may be taken down temporarily from Apple app store or other apps markets for copyright reasons, and we may be subject to copyright infringement claims brought by our competitors, which, malicious or not, may be time-consuming to defend and disrupting to our operations.

We may not be able to prevent others from unauthorized use of our intellectual property, unfair competition, defamation or other violations of our rights, which could harm our business and competitive position.

We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others on our platform. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. Further, others may engage in conduct that constitutes unfair competition, defamation or other violations of our rights, which could harm our business, reputation and competitive position.

Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Other unlawful conduct against us is also difficult to prevent and police. We cannot assure you that the steps we have taken will prevent misappropriation of our rights. From time to time, we may have to resort to litigation to enforce our rights, which could result in substantial costs and diversion of our resources.

Many of our products and services contain open source software, which may pose particular risks to our proprietary software, products and services in a manner that negatively affects our business.

We use open source software in our products and services and will use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Furthermore, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. As a result, we may be unable to prevent our competitors or others from using such software source code contributed by us.

Our live broadcasting business is still in its early stage of monetization, and we face intense competition for users and hosts, as well as strict regulatory supervision by government authorities.

Our live broadcasting business is still in its early stage. We face significant competition in the live broadcasting business for both users and hosts. The live broadcasting program on our platform primarily focuses on interest areas such as animation, comics and games, e-sports events, animals and pets, art and lifestyle. We cannot assure you that such content will continue to attract new users and retain existing ones. We have entered into exclusive cooperation agreements with certain popular hosts on our platform. We may not be able to maintain or renew these agreements on acceptable terms or at all. In such event, we may be unable to retain these popular hosts on our platform, and our operating results will be adversely affected. In addition, the costs attributed to hosts’ compensation have increased significantly in China during the past few years for companies that provide such services. If we are unable to generate sufficient revenues to outpace the increase in such compensation, we may lose opportunities to retain the popular hosts on our platform and thus incur more losses. In addition, the compensation we pay to the hosts could significantly increase our cost of revenues and materially adversely affect our margins, financial condition and results of operations.

In addition, our live broadcasting services may be abused by hosts and other users. We have an internal control system in place to review and monitor live broadcasting streams and will shut down those streams that may violate PRC laws and regulations. However, we may not identify all such streams and content. Failure to comply with applicable laws and regulations may result in the revocation of our licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. We may also be held liable for such censored information displayed on our platform.

We have a unique community culture that is vital to our success. Our operations may be materially and adversely affected if we fail to maintain our culture and brand image within our addressable user communities.

Our users have developed a unique community culture that distinguishes us from other online content providers. Our users come to our platform for creative content covering a wide array of cultures and interests as well as for strong, vibrant and safe communities. We believe that maintaining and promoting such community culture is critical to retaining and expanding our user base. We have taken multiple initiatives to preserve our community culture and values, such as requiring users to pass a membership exam before they are allowed to send B-chats and utilize other interactive functions on our platform, and temporarily blocking or permanently deleting accounts of users who posted inappropriate content or comments.

Despite our efforts, we may be unable to maintain and foster our unique community culture and cease to be the preferred platform for our target users and content creators. As our user base is expanding, we may have difficulties in guiding our new users to honor and abide by our community values despite the initiatives we have adopted and may adopt in the future. In such event, our user engagement and loyalty may suffer, which would in turn negatively affect user traffic and our attractiveness to other customers and partners. In addition, frictions among our users and inflammatory comments posted by internet trolls may damage our community culture and brand image, which would be detrimental to our operations. Historically, some incidents of intense frictions among our users who belonged to different micro-interests and fans groups disrupted our operations. Users who have met through our services may become involved in emotionally charged situations and could suffer adverse moral, emotional or physical consequences. Such events could be highly publicized and have a significant negative impact on our reputation. Government authorities may require us to discontinue or restrict the relevant services. As a result, our business could suffer and our user base and results of operations may be materially and adversely affected.

If we fail to develop effective advertising products and system, retain existing advertisers or attract new advertisers to advertise on our platform, or if we are unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We generate a portion of our revenues from advertising. We enter into contracts with both advertisers and third-party advertising agencies, and the financial soundness of these customers may affect our collection of accounts receivable. We make a credit assessment of the advertiser and advertising agency to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertiser or advertising agency, and any inability of advertisers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows.

Our ability to generate and maintain our advertising revenues depends on a number of factors, including the maintenance and enhancement of our brand, the scale, engagement and loyalty of our users and the market competition on advertising prices. We cannot assure you that we will be able to retain existing advertisers or advertising agencies or attract new ones. If we fail to retain and enhance our relationships with third-party advertising agencies or advertisers themselves, our business, results of operations and prospects may be adversely affected.

We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards.

We make our products and services available across a variety of operating systems, mainly on mobile devices and personal computers. As mobile usage accelerates, we expect to generate a large portion of our business and revenues from mobile. If we are unable to successfully capture and retain the growing number of users that access internet services through mobile devices, or if we are slower than our competitors in developing attractive products and services adaptable for mobile devices, we may fail to capture a significant share or an increasingly important portion of the market or may lose existing users. In addition, even if we are able to retain the increasing number of mobile users, we may not be able to successfully monetize them in the future.

We depend on the interoperability of our products and services with popular devices, desktop and mobile operating systems and web browsers that we do not control, such as Windows, Mac OS, Android, iOS, and others. Any changes in devices or their systems that degrade the functionality of our products and services or give preferential treatment to competitive products or services could adversely affect usage of our products and services. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. Further, if the number of systems, networks and devices for which we develop our products and services increases, it will result in an increase in our costs and expenses, and adversely affect our gross margin and results of operation.

Any malfunction, capacity constraint or operation interruption for any extended period may have an adverse impact on our business.

Our ability to provide superior user experience on our platform depends on the continuous and reliable operation of our IT systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to users, content providers and advertisers. Our IT systems and proprietary content distribution network are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our users, content providers and advertisers to migrate to our competitors’ platforms. If we experience frequent or persistent service disruptions, whether caused by failures of our own IT systems or those of third-party service providers, our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions. As the number of our users increases and our users generate more content on our platform, we may be required to expand and adapt our technology and infrastructure to reliably store and process content. It may become increasingly difficult to maintain and improve the performance of our platform, especially during peak usage times, as our services become more complex and our user traffic increases.

Any compromise of the cyber security of our platform could materially and adversely affect our business, operations and reputation.

Our products and services involve the storage and transmission of users’ and other customers’ information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. We experience cyber-attacks of varying degrees from time to time, and we have been able to rectify attacks without significant impact to our operations in the past. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users or other customers to disclose sensitive information in order to gain access to our data or our users’ or other customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and other customers, and may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation and results of operations.

Undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our products and services, which would materially and adversely affect our results of operations.

The video programs, including advertising video programs, on our platform may contain programming errors that may only become apparent after their release. We generally have been able to resolve such flaws and errors. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively. Undetected programming errors could adversely affect our user experience and market acceptance.

Our software has contained, and may now or in the future contain, errors, bugs or vulnerabilities. Any errors, bugs or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of users, loss of content providers, loss of revenue or liability for damages, any of which could adversely affect our business and operating results.

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using our products.

We collect personal data from our users in order to better understand our users and their needs for the purpose of our content feeds recommendation and to help our advertisement customers target specific demographic groups. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and other customers and adversely affect our results of operations. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers and have an adverse effect on our business and results of operations.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or other customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We expect to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our users base.

Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

We utilize payment collection channels to collect proceeds from our paying users’ purchases. Any failure by those payment collection channels to process payments effectively and securely may materially and adversely affect our revenue realization and brand recognition.

We depend on the billing and payment systems of third parties such as online third-party payment processors to maintain accurate records of payments of sales proceeds by paying users and collect such payments. We receive periodic statements from these third parties which indicate the aggregate amount of fees that were charged to paying users of our products and services. Our business and results of operations could be adversely affected if these third parties fail to accurately account for or calculate the revenues generated from the sales of our products and services. If there are security breaches or failure or errors in the payment process of these third parties, user experience may be affected and our business results may be negatively impacted.

Failure to timely collect our receivables from third parties whose billing and payment systems we use and third-party payment processors may adversely affect our cash flows. Our third-party payment processors may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or inability of current or potential third-party payment processors to pay us may significantly harm our cash flow and results of operations.

We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase our products through payment service providers even if the publicized breach did not involve payment systems or methods used by us. In addition, billing software errors could damage user confidence in these payment systems. If any of the above were to occur and damage our reputation or the perceived security of the payment systems we use, we may lose paying users as they may be discouraged from purchasing products or services on our platform, which may have an adverse effect on our business and results of operations.

Our success depends on the efforts of our key employees, including our senior management members and other technology talents. If we fail to hire, retain and motivate our key employees, our business may suffer.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense, particularly in the internet and technology industries. Our future success depends on our ability to attract a large number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a global share incentive plan in 2014 and a share incentive plan in 2018, which we refer to as the Global Share Plan and the 2018 Plan, respectively, in this prospectus supplement, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under each of the share incentive plans, we are authorized to grant options and other types of awards. As of the date of this prospectus supplement, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Global Share Plan is 19,880,315 ordinary shares, subject to amendment. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is 6,962,069. As of March 18, 2019, awards to purchase 8,915,105 ordinary shares under the Global Share Plan and 2,516,800 ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. Some of our outstanding awards set the completion of an initial public offering of our ordinary shares as performance condition for vesting. As a result, a number of awards have become vested upon the completion of our initial public offering, and we have then recorded share-based compensation expenses related to those awards on the completion date of our initial public offering. As of December 31, 2018, our unrecognized share-based compensation expenses relating to unvested awards amounted to RMB346.8 million (US$50.4 million).

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission, or the SEC, for newly public companies. In auditing our consolidated financial statements for the fiscal years ended

December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2018, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not timely remedied, may have led to significant misstatements in our consolidated financial statements in the future.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting” of our 2018 Annual Report. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as MAU, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data that have not been independently verified. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

We do not have any business insurance coverage.

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in China and globally. Our operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general and the mobile internet industry in particular.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit report included in the 2018 Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of

Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

We have not registered certain of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ordinary shares from Nasdaq or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-off in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

We have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in September 2018, we entered into an agreement to increase our shareholding and acquire majority equity interests in Zenith Group Holdings Co., Limited, the owner of a series of famous virtual singers, such as Luo Tianyi. In December 2018, we entered into an agreement with certain affiliates of NetEase, Inc. to acquire NetEase Comics business, including copyrights of a large number of storylines from leading publishers and comic artists. In December 2018, we entered into an agreement to increase our shareholdings and to acquire majority equity interests in Maoer Inc., also known as MissEvan, an audio platform offering audiobooks.

However, past and future acquisitions, partnerships or alliances may expose us to potential risks, including risks associated with:

•	the integration of new operations and the retention of customers and personnel;

•	significant volatility in our operating profit (loss) due to changes in the fair value of our contingent purchase consideration payable;

•	unforeseen or hidden liabilities, including those associated with different business practices;

•	the diversion of management’s attention and resources from our existing business and technology by acquisition, transition and integration activities;

•	failure to achieve synergies with our existing business and generate revenues as anticipated;

•	failure of the newly acquired businesses, technologies, services and products to perform as anticipated;

•	inability to generate sufficient revenues to offset additional costs and expenses;

•	breach or termination of key agreements by the counterparties;

•	the costs of acquisitions;

•	international operations conducted by some of our subsidiaries;

•	any different interpretations on contingent purchase consideration; or

•	the potential loss of, or harm to, relationships with both our employees and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business and our results of operation.

In addition, we record goodwill if the purchase price we pay in the acquisitions exceeded the amount assigned to the fair value of the net assets or business acquired. We are required to test our goodwill and intangible assets for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. We may record impairment of goodwill and intangible assets acquired in connection with our acquisitions if the carrying value of our goodwill and related intangible assets acquired in connection with our past or future acquisitions are determined to be impaired. We cannot be assured the acquired businesses, technologies, services and products from our past acquisitions and any potential transaction will generate sufficient revenue to offset the associated costs or other potential unforeseen adverse effects on our business.

Any financial or economic crisis, or perceived threat of such a crisis may materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Recently there have been signs that the rate of China’s and global economic growth is declining. Any prolonged slowdown in global economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and dramatic changes in business.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands and Hode Technology (our WFOE) is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China mainly through Shanghai Kuanyu and Shanghai Hode (our VIEs) and their respective subsidiaries, based on a series of contractual arrangements by and among Hode Technology, our VIEs, and their shareholders. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their financial results in our financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and key assets that are essential for our operations.

In the opinion of our PRC counsel, Tian Yuan Law Firm, based on its understanding of the relevant PRC laws and regulations, each of the contracts among Hode Technology, our VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Hode Technology, our VIEs and their shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our app/websites;

•	requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	imposing additional conditions or requirements with which we may not be able to comply; or

•	taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entities or the right to receive their economic benefits, we would no longer be able to consolidate their financial results.

We rely on contractual arrangements with our VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through our VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with our VIEs and their shareholders, including the powers of attorney, to control and operate business of our consolidated affiliated entities. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure” of our 2018 Annual Report for more details about these contractual arrangements. In particular, our ability to control the consolidated affiliated entities depends on the powers of attorney, pursuant to which Hode Technology (our WFOE) can vote on all matters requiring shareholder approval in our VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

Although we have been advised by our PRC counsel, Tian Yuan Law Firm, that each of the contracts among Hode Technology, our VIEs and their shareholders is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over our VIEs and their subsidiaries as direct ownership. If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. These contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as the legal system in many other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and may lose control over the assets owned by our VIEs. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIEs hold certain assets that are important to our operations, including the ICP License, License for Online Transmission of Audio-visual Programs and the Online Culture Operating Permit. Under our contractual arrangements, the shareholders of our VIEs may not voluntarily liquidate our VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our WFOE, our VIEs and their shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that our VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase our VIEs’ tax expenses without reducing the tax expenses of our WFOE, subject our VIEs to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment our WFOE may have. As a result, our consolidated results of operations may be adversely affected.

If the chops of our PRC subsidiaries, our VIEs and their subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, our VIEs and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIEs include Yi Xu, Rui Chen, Xi Cao, Qian Wei and Ni Li, who are also our shareholders, and, in some cases are our directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of our VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our VIEs have executed powers of attorney to appoint Hode Technology (our WFOE) or a person designated by Hode Technology to vote on their behalf and exercise voting rights as shareholders of our VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, a wholly foreign-owned enterprise in China, such as Hode Technology, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to how the Foreign Investment Law may impact the viability of our current corporate structure and operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law, which will become effective on January 1, 2020, or the Foreign Investment Law. The Foreign Investment Law will replace the Law on Sino foreign Equity Joint Ventures, the Law on Sino foreign Contractual Joint Ventures and the Law on Foreign-capital Enterprises, together with their implementation rules and ancillary regulations. The Foreign Investment Law will be the principal legal guidance for foreign investment in the PRC.

The Foreign Investment Law removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by the Ministry of Commerce, or MOFCOM. However, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the State Council may in the future promulgate laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment,” and our contractual arrangements may be subject to and be deemed to violate the market entry requirements in China. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See Item 4.C “—Organizational Structure” of our 2018 Annual Report.

In addition, the Foreign Investment Law further specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. The internet content service, internet audio-visual program services and online culture activities that we conduct through our consolidated affiliated entities are subject to foreign investment restrictions set forth in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2018) (2018 Negative List) issued by MOFCOM and the National Development and Reform Commission. It is uncertain whether the industry of internet content service, internet audio-visual program services and online culture activities, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions under the then updated “negative list” to be issued. If the then updated “negative list” requires companies with existing VIE structure like us to take further actions, such as MOC market entry clearance, we will face uncertainties as to whether such clearance can be timely obtained, or at all.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content posted on our platform.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements on the distribution of information over the mobile and internet. Under these rules and regulations, content service providers are prohibited from posting or displaying over the mobile or internet content that, among others, violates PRC laws and regulations, impairs the national dignity of China or the public interest, is obscene, superstitious, fraudulent or defamatory, or may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection” of our 2018 Annual Report. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the National Office of Combating Pornography and Illegal Publications, the State Internet Information Office, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Culture, or the MOC, and the Ministry of Public Security jointly launched a “Clean Up the Internet 2016” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaign, relevant government authorities shut down 2,500 websites, removed 15,000 links and closed 310,000 accounts. Certain major public internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. In 2017, the regulatory authorities jointly initiated a “Clean Up the Internet 2017” campaign and, based on the publicly available information on November 7, 2017, 1,655 websites have been shut down during the campaign. In January 2019, CNSA, issued the Regulations on Administration of Network Short Video Platforms and Censoring Criteria for Network Short Video Contents to tighten the censorship on short video contents. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs” of our 2018 Annual Report.

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. In the past, we have terminated certain user accounts in order to eliminate spam, fictitious accounts and indecent content from our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users, including a designated content management team and our own data analytics software. Although we employ these methods to filter our users and content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change.

We have paid fines in connection with content posted on our platform, and government standards and interpretations may change in a manner that could render our current monitoring efforts insufficient. The PRC government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including imposition of fines, suspension or revocation of our licenses to operate in China or a ban of our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our operations have not been materially adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and other customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

In March 2018, the SAPPRFT issued a notice to further regulate the transmission of internet audio-visual programs. Due to the lack of clarification and detailed implementation rules, it is unclear to us whether and how this notice would be applicable to the PUGC content posted on our platform by our users. We have conducted a review of the content that may be implicated on our platform and believe our current content monitoring measures in place are adequate. However, given the uncertainty in the interpretation and implementation of this notice, we may be required to subsequently implement further content monitoring measures, which could materially and adversely affect our business, financial condition and results of operations. For further information regarding this notice, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Online Transmission of Audio-Visual Programs” of our 2018 Annual Report.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

A substantial majority of our revenues is sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

While playing online games or participating on platform activities, our users acquire and accumulate some virtual assets, such as special equipment and other accessories. Such virtual assets can be important to online game players and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the game account of one user by other users and occasionally through data loss caused by a delay of network service, a network crash or hacking activities. Under the General Provisions of Civil Law effective in October 2017, ownership of data and virtual assets are civil rights protected by laws. However, there is currently no further PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online games such as us would have any liability to game players or other interested parties (whether in contract, tort or otherwise) for loss of such virtual assets. Based on several PRC court judgments, courts generally required the online game operators to provide well-developed security systems to protect virtual assets owned by players and some courts required game operators to return the virtual items or found game operators liable for the loss and damage incurred therefrom if the online game operators are found to be in default or violate players’ rights. In case of a loss of virtual assets, we may be sued by our game players or users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Restrictions on virtual currency may adversely affect our online game revenues.

Our revenues from mobile games are collected through the online sale of in-game currencies, which are considered to be the “virtual currency” as such term is defined in the Notice on Strengthening the Administration of Online Game Virtual Currency, which was jointly issued by the MOC and MOFCOM in 2009. PRC laws and regulations, including this notice, have provided various restrictions on virtual currency and imposed various requirements and obligations on online game operators with respect to the virtual currency used in their games, including that (i) any entity engaged in the services relating to the issuance or trading of virtual currencies for online gaming shall comply with the conditions relevant to the establishment of an internet culture entity for business purpose and file an application with the provincial administrative department of culture at its locality for preliminary examination and then with the MOC for approval; (ii) the total amount of virtual currency issued by online game operators and the amount purchased by individual users in China is subject to limits, and online game operators are required to report the total amount of their issued virtual currency on a quarterly basis and are prohibited from issuing disproportionate amounts of virtual currency in order to generate revenues; (iii) virtual currency may only be provided to users in exchange for payment in RMB and may only be used to pay for virtual goods and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (iv) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; (v) online game operators are prohibited from providing virtual currency trading services to minors; and (vi) companies involved with virtual currency in China must be either issuers or trading platforms, and may not operate simultaneously both as issuers and as trading platforms. The MOC issued the Notice of Ministry of Culture on Regulating Online Game Operation Strengthening Interim and Ex-post Supervision, effective on May 1, 2017, which stipulates that online game operators may not allow online game virtual currency to be exchanged for real currency or physical items, except that, when online game operators cease offering their online game products and services to users, the operators may repay the users with real currency or other actual physical or intangible assets for unused virtual currency. We must tailor our business model carefully, including designing and operating our databases to maintain user information for the minimum required period, in order to comply with the current PRC laws and regulations, including the foregoing notices, in a manner that in many cases can be expected to result in an adverse impact on our online game revenues.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including imposition of fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such holders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiaries, including Hode HK and Zenith Group Holdings Co., Limited, and our Hong Kong sub-subsidiary Miaosila HK Limited. Accordingly, Hode HK may qualify for a 5% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Discontinuation of any of the preferential tax treatments available to us or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The EIT Law and its implementation rules, effective 2008, unified the previously-existing separate income tax laws for domestic enterprises and FIEs and adopted a unified 25% EIT rate applicable to all resident enterprises in China, subject to certain exceptions. In addition, certain enterprises may enjoy a preferential EIT rate of 15% under the EIT Law if they qualify as High and New Technology Enterprise, or HNTE, subject to various qualification criteria. In 2017, Shanghai Hode qualified as a HNTE which allows it to enjoy a three-year preferential EIT rate of 15% from 2017. In 2018, Shanghai Bilibili Technology Co., Ltd. qualified as a HNTE which allows it to enjoy a three-year preferential EIT rate of 15% from 2018. If Shanghai Hode or Shanghai Bilibili Technology Co., Ltd. fail to maintain or renew their HNTE status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

There are uncertainties with respect to value-added tax rates relating to the tax liabilities of our PRC subsidiaries.

The PRC Ministry of Finance, the SAT and the General Administration of Customs promulgated the Announcement on Policies to Deepen Value-Added Tax Reform on March 20, 2019, which provides that the current value-added tax rate of 16% in manufacturing and other industries will be reduced to 13%, the current value-added tax rate of 10% in transportation and other industries will be reduced to 9%, and the value-added tax rate in value-added telecommunication service and other industries will stay at 6% from April 1, 2019. We will be subject to value-added tax at a rate of 13% on sales from April 1, 2019, less any deductible value-added tax we have already paid or borne. It is uncertain whether the value-added tax rate will be raised in the future, which could have a material adverse effect on our financial condition and results of operations. If we fail to comply with these regulations, we may be subject to sanctions including corrective orders, imposition of fines and confiscation of illegal gains.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and

Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released in February 2015 by SAFE, or SAFE Circular 13, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches or local banks, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Messrs. Yi Xu, Rui Chen, Xi Cao and Mses. Qian Wei and Ni Li have completed initial SAFE registration in connection with our financings and will update their registration filings with SAFE under SAFE Circular 37 when any changes should be registered under SAFE Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies. Under the notices and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and our VIEs and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, VIEs and their subsidiaries. We may make loans to our PRC subsidiaries, VIEs and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic company. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

A substantial majority of our revenues and costs is denominated in RMB. Any significant depreciation of the RMB may materially adversely affect the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Risks Related to this Offering, our Class Z Ordinary Shares and our ADSs

The trading price of our ADSs has been and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has ranged from US$9.09 to US$22.70 per ADS in 2018, and the last reported trading price on April 2, 2019 was US$18.05 per ADS. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industry;

•	additions or departures of key personnel;

•	releases at any time, in some cases without notice, of lock-up or other transfer restrictions on our outstanding ordinary shares, ADSs or other equity related securities;

•	sales of additional ADSs or other equity-related securities in the public markets, or issuance of ADSs upon conversion of convertible senior notes issued by us, or the perception of these events; and

•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations.

We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs (including upon conversion of the concurrently offered convertible senior notes) could dilute the interests of our shareholders and ADS holders and adversely impact the market price of our ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Conversion of the convertible senior notes being offered concurrently may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible senior notes.

The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and existing holders of our ADSs. Any sales in the public market of the ADSs issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing market prices of our ADSs. In addition, the existence of the convertible senior notes may encourage short selling by market participants because the conversion of the convertible senior notes could depress the price of our ADSs. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.

Our management has broad discretion over the use of proceeds from this offering.

Our management will have significant discretion in applying the net proceeds that we receive from this offering. Although we intend to use the net proceeds to us from this offering, together with the net proceeds of the concurrent offering of convertible notes, for enriching content offerings, research and development and general corporate purposes, our board of directors retains significant discretion with respect to the use of proceeds. The net proceeds from this offering may be used in a manner that does not generate favorable returns. In addition, if we use all or a portion of the net proceeds for future acquisitions, there can be no assurance that we could successfully integrate any such acquisition into our operations or that the acquired entity or business would perform as expected.

Provisions of our convertible notes being offered concurrently could discourage an acquisition of us by a third party.

Concurrently with this offering, we are offering US$430 million aggregate principal amount of convertible senior notes due 2026. Certain provisions of the convertible senior notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the convertible senior notes will have the right, at their option, to require us to repurchase all of their convertible senior notes or any portion of the principal amount of such notes. In the event of a fundamental change, we may also be required to increase the conversion rate for conversions in connection with such fundamental changes. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and holders of our ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class Z ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class Y ordinary shares and Class Z ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share based on our proposed dual-class share structure. Our ADSs represent Class Z ordinary shares. Each Class Y ordinary share is convertible into one Class Z ordinary share at any time by the holder thereof, while Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances. Upon any sale of Class Y ordinary shares by a holder thereof to any person other than Rui Chen, Yi Xu and Ni Li or any entity which is not ultimately controlled by any of Rui Chen, Yi Xu or Ni Li, such Class Y ordinary shares shall be automatically and immediately converted into the same number of Class Z ordinary shares.

As of the date of this prospectus supplement, three of our directors, Rui Chen, Yi Xu and Ni Li, beneficially own all of our issued Class Y ordinary shares. As of March 18, 2019, these Class Y ordinary shares constitute approximately 27.4% of our total issued and outstanding share and 79.0% of the aggregate voting power of our total issued and outstanding share. As a result of the dual-class share structure and the concentration of ownership, holders of Class Y ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class Z ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class Z ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the PRC Enterprise Income Tax Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between China and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or ordinary shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within China, unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or ordinary shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-PRC resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based on our current and expected income and assets (taking into account our current market capitalization), we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if it were determined that we do not own the stock of our VIEs for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. See “TAXATION—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

The sixth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class Y ordinary shares. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands (as revised from time to time), or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, based on past court decisions, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of U.S. securities rules and regulations that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class Z ordinary shares.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class Z ordinary shares represented by your ADSs in directly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class Z ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class Z ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class Z ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class Z ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 business days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class Z ordinary shares represented by your

ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. The deposit agreement provides that if the depositary does not timely receive voting instructions from the ADS holders and if voting is by poll, then such holder shall be deemed, and the depositary shall deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class Z ordinary shares underlying the relevant ADSs, with certain limited exceptions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$198.8 million (or approximately US$245.8 million assuming the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting commissions and fees and the estimated offering expenses payable by us.

We expect to use the net proceeds from this offering, together with the net proceeds of the concurrent offering of convertible notes which we expect to be approximately US$419.7 million (or approximately US$488.2 million if the respective initial purchasers in the concurrent offering exercise their options to purchase additional convertible notes in full), as follows: (i) approximately US$180 million for enriching content offerings, including the acquisition, investment and production of premium content and supporting content creators; (ii) approximately US$180 million for research and development, including continued investment in and development of our technologies, particularly artificial intelligence technology, big data capability and cloud technology; and (iii) the remaining for general corporate purposes, which may include working capital needs and potential strategic acquisitions, investments and alliances.

In utilizing the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and our VIEs and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.”

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus supplement.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included in the 2018 Annual Report, the accompanying prospectus and the documents incorporated by reference herein and therein. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk factors” or in other parts of this prospectus supplement.

Overview

We represent the iconic brand of online entertainment for young generations in China. We provide high-quality content and an immersive entertainment experience, and have built our platform based on the strong emotional connections of our users to our content and communities. We started as a content community inspired by ACG, and have evolved into a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games.

We have a young and culturally aspirational user base willing to invest in a high-quality entertainment experience. In the fourth quarter of 2018, we had 92.8 million average MAUs, an increase of 29.2% from 71.8 million in the same period of 2017. Our user base has demonstrated strong engagement and loyalty to our communities. In 2018, the average daily time spent per active user on our mobile app was approximately 78.4 minutes, as compared to 76.3 minutes in 2017.

We attract our users with engaging content, retain users with our vibrant communities, and curate the right content to satisfy our users’ entertainment needs. We have successfully developed an ecosystem comprised of highly-engaged users, talented content creators, as well as business partners, forming a virtuous cycle for monetization. We primarily generate revenues from mobile games, live broadcasting and VAS, advertising services, e-commerce and others. Our net revenues grew from RMB523.3 million in 2016 to RMB2,468.4 million in 2017 and further to RMB4,128.9 million (US$600.5 million) in 2018. We incurred net loss of RMB911.5 million, RMB183.8 million and RMB565.0 million (US$82.2 million) in 2016, 2017 and 2018, respectively. We derived 65.4%, 83.4% and 71.1% of our revenues from mobile games in 2016, 2017 and 2018, respectively, and we derive a significant portion of mobile game revenues from a limited number of games. In 2018, two mobile games accounted for more than 10% of our total mobile game revenues, one for 74.4% and the other for 11.0%.

Key Factors Affecting Our Results of Operations

User growth and engagement

Our business depends on our ability to grow our user base, and maintain and increase user engagement. We have experienced rapid user growth since our inception. The following table sets forth our average MAUs for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	(in thousands)
Average MAUs	57,297.3	65,479.2	73,937.2	71,758.3	77,454.2	85,041.4	92,748.0	92,766.2

Our MAUs include our mobile app MAUs and PC MAUs after eliminating duplicates of users who utilize both terminals. Our mobile MAUs increased by 37.1% to 79.5 million in the fourth quarter of 2018. Our active users generally view and consume a multitude of content offered on our platform, including videos, live broadcasting, mobile games and other content. Our mobile games are generally free to play, and we offer in-game virtual items that are available for sale, through which we generate our mobile game revenues. We derive a substantial percentage of revenues from our mobile game services, and, to a lesser extent, from live broadcasting and VAS and advertising. In 2018, our average monthly active users for mobile games were 10.6 million, as compared to 9.1 million in 2017, representing an increase of 16.2%. The number of our users and the level of their engagement on our platform indirectly affect our revenues because the more users we have, the more mobile game players, live broadcasting hosts and advertisers we have. In particular, mobile game user base growth and engagement are primarily driven by the launch of new games and the release of updates of our existing games.

Monetization of our user base with increasingly diversified product and service offerings

Our revenues and results of operations depend on our ability to monetize our large user base, to convert more users to paying users and to increase the spending of our paying users. Paying users on our platform include users who make payments for various products and services on our platform, including purchases in mobile games offered on our platform, and payments for virtual items in our live broadcasting programs and for VAS. A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user.

The following table sets forth our average MAUs, our average monthly paying users, average monthly paying users for mobile games, average monthly revenue per paying user and average monthly revenue per paying user for mobile games for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	(in thousands)
Average MAUs	57,297.3	65,479.2	73,937.2	71,758.3	77,454.2	85,041.4	92,748.0	92,766.2
Average monthly paying users	853.6	1,072.7	1,174.0	1,108.9	2,472.5	2,966.2	3,540.2	4,415.8
Average monthly paying users for mobile games	463.0	585.8	743.6	644.6	829.9	817.4	913.9	879.1

	(in RMB)
Average monthly revenue per paying user	151.2	165.6	182.7	201.7	105.7	102.2	86.0	69.0
Average monthly revenue per paying user for mobile games	251.3	279.7	269.0	319.3	276.5	322.6	271.4	270.3

The number of average monthly paying users has generally been increasing as we expanded our mobile games operations and diversify our live broadcasting and other value-added services offerings. The number of average monthly paying users and average monthly paying users for mobile games may vary from quarter to quarter and is subject to certain seasonal fluctuations. For example, the number of average monthly paying users and average monthly paying users for mobile games decreased in the fourth quarter of 2017 and 2018 primarily due to the seasonal effect associated with school terms as our user and game player base returned to school after the summer holidays. In addition, our average monthly revenue per paying user for mobile games have also generally been increasing as we continued to strengthen our monetization capabilities. However, the average monthly revenue per paying user and average monthly revenue per paying user for mobile games may also fluctuate on a quarterly basis as they are often affected by a variety of factors such as seasonality and the number and type of promotions that may be conducted from time to time. Our average monthly revenue per paying user decreased from the third quarter to the fourth quarter of 2018, as a result of a substantial increase in the number of paying users attributable to a promotion event related to our premium membership program in October 2018, and the relatively low revenue per premium member.

We expect the number of our average monthly paying users to further grow in the near future. However, certain factors inherent in our business and industry could cause our actual results to be materially different from our expectations. See “Risk Factors—Risks Related to Our Business—If we fail to anticipate user preferences and provide products and services to attract and retain users, or if we fail to keep up with rapid changes in technologies and their impact on user behavior, we may not be able to attract sufficient user traffic to remain competitive, and our business and prospects may be materially and adversely affected.”

We have also disclosed a series of operating data in 2016, 2017 and 2018 throughout this prospectus supplement, including (i) the average monthly number of active content creators, (ii) the number of video submissions, (iii) the number of monthly active users for mobile games, (iv) the average daily time spent per active user on mobile app, (v) the users who participated in social interactions monthly, (vi) the number of average monthly social interactions, (vii) the percentage of PUG video views, and (viii) number of valid premium member. We expect to increase revenues from advertising, particularly from performance-based advertising and in-program advertising. We believe that although these operating data generally are not directly correlated with revenues, they are indicators of the overall health and development of our platform, and their increases tend to coincide with the growth of our revenues.

Our brand recognition and market leadership

Our ability to maintain our prominent market leadership and brand recognition as the leading online entertainment platform is key to our ability to maintain and enhance relationships with our users, content providers, advertisers, game developers and other business partners, and increase our revenues. In addition, the reputation and attractiveness of our platform among young users also serves as an efficient marketing channel for our products and services, such as mobile games.

Our ability to manage our costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, content costs, server and bandwidth costs and staff costs. We expect our revenue-sharing costs and content costs will increase in absolute amount as our user base expands and we continue to procure quality content. In addition, we expect the absolute amount of our server and bandwidth costs and our staff costs to increase as we grow our business. We will also invest in the growth by incurring sales and marketing expenses.

Investment in technology and talent

Our technology is critical for us to retain and attract users, other customers and business partners. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, big data analytics capabilities and cloud technology.

Key Components of Results of Operations

Net revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Mobile games	342,382	65.4%	2,058,226	83.4%	2,936,331	427,072	71.1%
Live broadcasting and VAS	79,656	15.2%	176,443	7.1%	585,643	85,178	14.2%
Advertising	60,727	11.6%	159,160	6.5%	463,490	67,412	11.2%
E-commerce and others	40,545	7.8%	74,620	3.0%	143,467	20,866	3.5%

Total net revenues	523,310	100.0%	2,468,449	100.0%	4,128,931	600,528	100.0%

Mobile games. We primarily offer exclusively distributed mobile games and jointly operated mobile games developed by third-party game developers. For exclusively distributed mobile games, we are responsible for game launch, hosting and maintenance of game servers, the operation of in-game promotions and customer services. We also develop localized versions for such games licensed from overseas developers. For jointly operated mobile game services, we offer our mobile game platform for mobile games developed by third-party game developers. We earn game promotion service revenue within the applicable contract periods by providing payment solutions and market promotion services, while game developers are responsible for providing game products, hosting and maintaining game servers and determining the pricing of in-game virtual items. As of December 31, 2018, we operated 11 exclusively distributed mobile games and over 300 games under joint operating arrangements. Additionally, we also have operated one self-developed game since August 2017. Our revenues from mobile games depend on the number of paying users and average revenue per paying user, and ultimately are determined by our ability to select, procure and offer engaging games tailored to our platform and our user preferences.

Live broadcasting and VAS. We generate revenues from our live broadcasting program by sales of in-channel virtual items for use in our live broadcasting program so that users can send them to hosts to show their support. The virtual items sold by us comprise of either consumable items, such as gifts and items that create special visual effects, or time-based items, such as privileges and titles. Under the arrangements with hosts of our live broadcasting program, we share with them a portion of the revenues derived from the sales of virtual items. Meanwhile, we also generate revenues from VAS including membership subscription, paid content and virtual items on our video platform. In January 2018, we launched a premium membership program allowing paying members to enjoy exclusive or view licensed content as well as original content in advance. We expect revenues from live broadcasting and VAS to continue to grow.

Advertising. We generate advertising revenues primarily from display advertising arrangements, and we expect to increase performance-based advertisements and in-program advertisements. Display advertising arrangements allow advertisers to place advertisements on particular areas of our platform, in particular formats and over particular periods. Performance-based advertisements allow advertisers to connect with users who are likely to have demand for the advertisers’ products and services based on users’ activity and demographic data collected on our platform. We have also worked with our content creators and licensed content providers to offer advertisers in-program advertisements. We launched performance-based feed advertising services in December 2017. We expect our advertising revenues to increase in the foreseeable future as we will continue to introduce new advertising and marketing solutions and attract more advertisers.

E-commerce and others. Our e-commerce and others primarily consist of sales of products on our e-commerce platform, and also include revenues from holding certain offline performance activities. We expect an increase in e-commerce and others in the foreseeable future considering the growing demand for ACG-related products from our users.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue-sharing costs	151,252	19.6%	926,315	48.3%	1,630,881	237,202	49.8%
Content costs	146,088	18.9%	261,534	13.6%	543,009	78,977	16.6%
Staff costs	88,608	11.5%	128,268	6.7%	238,793	34,731	7.3%
Server and bandwidth costs	322,649	41.7%	468,903	24.4%	618,737	89,992	18.9%
Others	64,215	8.3%	134,221	7.0%	242,073	35,208	7.4%

Total cost of revenues	772,812	100.0%	1,919,241	100%	3,273,493	476,110	100%

Revenue-sharing costs consist of fees paid to game developers, distribution channels (app stores) and payment channels, as well as fees we pay to hosts of our live broadcasting program and content creators in accordance with our revenue-sharing arrangements. Content costs consist of amortized costs of purchased licensed content from copyright owners or content distributors. Staff costs consist of salaries and benefits for our employees involved in the operation of our app/websites, mobile game services and live broadcasting program. Server and bandwidth costs are the fees we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content delivery network and application services.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	102,659	15.9%	232,489	30.1%	585,758	85,195	37.0%
General and administrative expenses	451,334	70.0%	260,898	33.7%	461,165	67,074	29.1%
Research and development expenses	91,222	14.1%	280,093	36.2%	537,488	78,174	33.9%

Total operating expenses	645,215	100.0%	773,480	100%	1,584,411	230,443	100%

Sales and marketing expenses. Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future due to increasing investment to maintain our brand awareness and leadership.

General and administrative expenses. General and administrative expenses consist primarily of salaries and expenses, including share-based compensation expenses, professional fees and rental expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Research and development expenses. Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel dedicated to the development and enhancement of our app/websites and development of online games. We expect our research and development expenses to increase as we expand our research and development team, to enhance our artificial intelligence technology, big data analytics capabilities and cloud technology and develop new features and functionalities on our platform.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiaries incorporated in Hong Kong, Hode HK, Bilibili HK Limited, Auwong Technology (HK) Limited, Dreamcaster Technology Global (HK) Limited, Zenith Group Holdings Co., Limited and Miaosila HK Limited are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

PRC

Our PRC subsidiaries are subject to PRC EIT on their taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the statutory corporate income tax rate is 25%, except for certain entities eligible for preferential tax rates.

In 2017, Shanghai Hode qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2017 to 2019.

In 2018, Shanghai Bilibili Technology Co., Ltd. qualified as a HNTE and is eligible for a 15% preferential tax rate effective from 2018 to 2020.

Our other PRC subsidiaries, VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax at a rate of 16% and 17% on sales, and 6% on the services (research and development services, technology services, information technology services and/or culture and creativity services), in each case less any deductible value-added tax we have already paid or borne. We will be subject to value-added tax at a rate of 13% on sales from April 1, 2019, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the

Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included in our 2018 Annual Report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selected Consolidated Statement of Operations and Comprehensive Loss Data
Net revenues	523,310	100.0%	2,468,449	100.0%	4,128,931	600,528	100.0%
Cost of revenues(1)	(772,812)	(147.7)%	(1,919,241)	(77.8)%	(3,273,493)	(476,110)	(79.3)%

Gross (loss)/profit	(249,502)	(47.7)%	549,208	22.2%	855,438	124,418	20.7%
Operating expenses:
Sales and marketing expenses(1)	(102,659)	(19.6)%	(232,489)	(9.4)%	(585,758)	(85,195)	(14.2)%
General and administrative expenses(1)	(451,334)	(86.2)%	(260,898)	(10.6)%	(461,165)	(67,074)	(11.2)%
Research and development expenses(1)	(91,222)	(17.5)%	(280,093)	(11.3)%	(537,488)	(78,174)	(13.0)%

Total operating expenses	(645,215)	(123.3)%	(773,480)	(31.3)%	(1,584,411)	(230,443)	(38.4)%

Loss from operations	(894,717)	(171.0)%	(224,272)	(9.1)%	(728,973)	(106,025)	(17.7)%
Other income/(expenses):
Investment income, net (including impairments)	9,795	1.9%	22,957	0.9%	96,440	14,027	2.3%
Interest income	1,502	0.3%	1,483	0.1%	68,706	9,993	1.7%
Exchange (losses)/gains	(21,267)	(4.1)%	6,445	0.3%	(1,661)	(242)	0.0%
Others, net	(3,668)	(0.7)%	18,518	0.7%	26,455	3,848	0.6%

Loss before income tax	(908,355)	(173.6)%	(174,869)	(7.1)%	(539,033)	(78,399)	(13.1)%
Income tax	(3,141)	(0.6)%	(8,881)	(0.4)%	(25,988)	(3,780)	(0.6)%

Net loss	(911,496)	(174.2)%	(183,750)	(7.5)%	(565,021)	(82,179)	(13.7)%

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	3,775	7,936	28,173	4,098
Sales and marketing expenses	3,029	3,423	11,499	1,672
General and administrative expenses	353,806	56,746	102,544	14,914
Research and development expenses	4,878	11,849	38,977	5,669

Total	365,488	79,954	181,193	26,353

Year ended December 31, 2018 compared to year ended December 31, 2017

Net revenues

Our net revenues, which consisted of revenues from mobile games, live broadcasting and VAS, advertising, e-commerce and other services, increased by 67.3% from RMB2,468.4 million in 2017 to RMB4,128.9 million (US$600.5 million) in 2018. This increase was primarily due to increases in revenues from mobile games, and partially due to increase in revenues from live broadcasting and VAS. Across our platform, our average monthly paying users increased by 218% from approximately 1,052,300 in 2017 to approximately 3,348,700 in 2018.

Mobile games. Our net revenues from mobile games increased by 42.7% from RMB2,058.2 million in 2017 to RMB2,936.3 million (US$427.1 million) in 2018, primarily attributable to a 41.2% increase in average monthly paying users from approximately 609,300 in 2017 to approximately 860,100 in 2018. The increase was primarily due to the increasing popularity of our existing mobile games, particularly the success of Fate/Grand Order, which was launched in September 2016, as well as the launch of new mobile games, such as the launch of Ark Order in September 2018 and Song of Time in November 2018. On an overall basis, 13.6% of the increase in net revenues from mobile games is attributable to the new mobile games launched during 2018 while the remaining 86.4% is attributable to the existing mobile games that were launched prior to 2018.

Live broadcasting and VAS. Our net revenues from live broadcasting and VAS increased by 231.9% from RMB176.4 million in 2017 to RMB585.6 million (US$85.2 million) in 2018, mainly attributable to the increase in the number of paying users for live broadcasting services and our premium membership program.

Advertising. Our net revenues from advertising increased by 191.2% from RMB159.2 million in 2017 to RMB463.5 million (US$67.4 million) in 2018. This increase was driven by revenue from our performance-based advertising launched in the fourth quarter of 2017 and brand advertising.

E-commerce and Others. We had RMB74.6 million and RMB143.5 million (US$20.9 million) of e-commerce and other net revenues in 2017 and 2018, respectively. The increase was primarily attributable to the increase in sales of products on our e-commerce platform.

Cost of revenues

Our cost of revenues increased by 70.6% from RMB1,919.2 million in 2017 to RMB3,273.5 million (US$476.1 million) in 2018 as all components of cost of revenues increased due to our business growth and the expansion of our user base.

Server and bandwidth costs increased by 31.9% from RMB468.9 million in 2017 to RMB618.7 million (US$90.0 million) in 2018, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users.

Revenue-sharing costs, which primarily consisted of the portion of revenues shared with game developers, certain popular live broadcasting hosts and content creators, increased by 76.1% from RMB926.3 million in 2017 to RMB1,630.9 million (US$237.2 million) in 2018, primarily due to an increase in payments made to developers of exclusively distributed games, in particular Fate/Grand Order and Azur Lane, and an increase in payments made to hosts of live broadcasting programs and content creators on our platform.

Content costs increased by 107.6% from RMB261.5 million in 2017 to RMB543.0 million (US$79.0 million) in 2018 as we continued to acquire licensed content to expand and diversify our content offerings.

Staff costs increased by 86.2% from RMB128.3 million in 2017 to RMB238.8 million (US$34.7 million) in 2018, primarily due to an increase in headcount for employees dedicated to the operations of our app/websites, mobile game services and live broadcasting programs to maintain our service quality and keep pace with the growth of our user base.

Gross profit

As a result of the foregoing, we had gross profit of RMB855.4 million (US$124.4 million) in 2018, compared to gross profit of RMB549.2 million in 2017.

Operating expenses

Our total operating expenses increased by 104.8% from RMB773.5 million in 2017 to RMB1,584.4 million (US$230.4 million) in 2018, as sales and marketing expenses and research and development expenses increased due to our business growth and the expansion of our user base.

Sales and marketing expenses. Our sales and marketing expenses increased by 152.0% from RMB232.5 million in 2017 to RMB585.8 million (US$85.2 million) in 2018, primarily attributable to increased channel and marketing expenses associated with our app and brand, including promotional activities for offline events, promotional expenses for mobile games, and an increase in headcount in sales and marketing personnel.

General and administrative expenses. Our general and administrative expenses increased by 76.8% from RMB260.9 million in 2017 to RMB461.2 million (US$67.1 million) in 2018. The increase was primarily attributable to an increase in general and administrative personnel-related expenses, an increase in share-based compensation expenses and an increase in other miscellaneous expenses.

Research and development expenses. Our research and development expenses increased by 91.9% from RMB280.1 million in 2017 to RMB537.5 million (US$78.2 million) in 2018, primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB729.0 million (US$106.0 million) in 2018, compared to loss from operations of RMB224.3 million in 2017.

Other income/(expenses)

Investment income, net. Net investment income primarily includes return earned on financial products issued by banks and investments in money market funds and gains from revaluation of our long-term investments. We had net investment income of RMB96.4 million (US$14.0 million) in 2018, compared to RMB23.0 million in 2017. The increase was primarily due to the gains from the revaluation of previously held equity interest in certain investments when obtaining control over these companies in 2018, partially offset by the impairment loss charge for other investments.

Interest income. Interest income represents interest earned on bank deposits. We had interest income of RMB1.5 million and RMB68.7 million (US$10.0 million) in 2017 and 2018, respectively.

Exchange (losses)/gains. We had exchange losses of RMB1.7 million (US$0.2 million) in 2018, compared to exchange gains of RMB6.4 million in 2017, primarily due to the depreciation of Renminbi against the U.S. dollar.

Others, net. Others, net primarily consists of non-operating expenses, bank charges, interest expenses and government subsidies. We had other net gain of RMB26.5 million (US$3.8 million) in 2018, compared to other net gain of RMB18.5 million in 2017. The increase was primarily attributable to government subsidies income we recorded in 2018.

Income tax

We recorded income tax of RMB26.0 million (US$3.8 million) in 2018, compared to RMB8.9 million in 2017.

Net loss

As a result of the foregoing, we incurred net loss of RMB565.0 million (US$82.2 million) in 2018, compared to net loss of RMB183.8 million in 2017.

Year ended December 31, 2017 compared to year ended December 31, 2016

Net revenues

Our net revenues, which consisted of revenues from mobile games, live broadcasting and VAS, advertising and other services, increased by 372% from RMB523.3 million in 2016 to RMB2,468.4 million in 2017. This increase was primarily due to increases in revenues from mobile games. Across our platform, our average monthly paying users increased by 161% from approximately 402,500 in 2016 to approximately 1,052,300 in 2017. For mobile games, live broadcasting and VAS, average monthly revenue per paying user increased from approximately RMB94 in 2016 to approximately RMB185 in 2017 as a result of our enhanced mobile game operations as well as expanded and diversified live broadcasting offerings.

Mobile games. Our net revenues from mobile games increased substantially from RMB342.4 million in 2016 to RMB2,058.2 million in 2017, primarily attributable to a 140% increase in average monthly paying users from approximately 253,700 in 2016 to approximately 609,300 in 2017. The increase was primarily due to the increasing popularity of our existing mobile games, particularly the success of Fate/Grand Order, which was launched in September 2016, as well as the launch of new mobile games, such as the launch of Azur Lane in May 2017. On an overall basis, 19.0% of the increase in net revenues from mobile games is attributable to the new mobile games launched during 2017 while the remaining 81.0% is attributable to the existing mobile games that were launched prior to 2017.

Live broadcasting and VAS. Our net revenues from live broadcasting and VAS increased by 122% from RMB79.7 million in 2016 to RMB176.4 million in 2017, mainly attributable to growth in the number and popularity of our hosts as well as an increase in diversity of live broadcasting programs offered on our platform.

Advertising. Our net revenues from advertising increased by 162% from RMB60.7 million in 2016 to RMB159.2 million in 2017. This increase was driven by (i) an increase in the number of our average MAUs, and (ii) marketing and promotional efforts undertaken by our marketing team to promote and strengthen our brand and reputation, both of which further enhanced our attractiveness to advertisers.

E-commerce and others. We had RMB40.5 million and RMB74.6 million of other net revenues in 2016 and 2017, respectively. The increase was primarily attributable to an increase in sales of products through our e-commerce platform and sales of tickets for our offline events.

Cost of revenues

Our cost of revenues increased by 148% from RMB772.8 million in 2016 to RMB1,919.2 million in 2017 as all components of cost of revenues increased due to our business growth and the expansion of our user base.

Server and bandwidth costs increased by 45.3% from RMB322.6 million in 2016 to RMB468.9 million in 2017, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and the increase in active users.

Revenue-sharing costs, which primarily consisted of the portion of revenues shared with game developers, certain popular live broadcasting hosts and content creators, increased substantially from RMB151.3 million in 2016 to RMB926.3 million in 2017, primarily due to an increase in payments made to developers of exclusively distributed games, in particular Fate/Grand Order and Azur Lane, and to a lesser extent, due to an increase in payments made to hosts of live broadcasting programs and content creators on our platform.

Content costs increased by 79.0% from RMB146.1 million in 2016 to RMB261.5 million in 2017 as we continued to acquire licensed content to expand and diversify our content offerings.

Staff costs increased by 44.8% from RMB88.6 million in 2016 to RMB128.3 million in 2017, primarily due to an increase in headcount for employees dedicated to the operations of our app/websites, mobile game services and live broadcasting programs to maintain our service quality and keep pace with the growth of our user base.

Gross profit/(loss)

As a result of the foregoing, we had gross profit of RMB549.2 million in 2017, compared to gross loss of RMB249.5 million in 2016.

Operating expenses

Our total operating expenses increased by 19.9% from RMB645.2 million in 2016 to RMB773.5 million in 2017, as sales and marketing expenses and research and development expenses increased due to our business growth and the expansion of our user base.

Sales and marketing expenses. Our sales and marketing expenses increased by 126% from RMB102.7 million in 2016 to RMB232.5 million in 2017, primarily attributable to the costs of the marketing campaigns associated with the launch of Azur Lane and the overseas version of Fate/Grand Order, as well as marketing and promotional costs for our platform.

General and administrative expenses. Our general and administrative expenses decreased by 42.2% from RMB451.3 million in 2016 to RMB260.9 million in 2017. The decrease was primarily attributable to a decrease in share-based compensation expenses, partially offset by an increase in rental payments and an increase in average compensation for administrative personnel as well as an increase in advisory and professional service fees related to our initial public offering.

Research and development expenses. Our research and development expenses increased by 207% from RMB91.2 million in 2016 to RMB280.1 million in 2017, primarily due to an increase in headcount for our research and development personnel dedicated to enhancing our platform operations and mobile game services.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB224.3 million in 2017, compared to loss from operations of RMB894.7 million in 2016.

Other income/(expenses)

Investment income, net. Net investment income primarily includes return earned on financial products issued by banks and investments in money market funds. We had net investment income of RMB23.0 million in 2017, compared to RMB9.8 million in 2016.

Interest income. Interest income represents interest earned on bank deposits. We had interest income of RMB1.5 million and RMB1.5 million in 2016 and 2017, respectively.

Exchange (losses)/gains. We had exchange gains of RMB6.4 million in 2017, compared to exchange losses of RMB21.3 million in 2016, primarily due to the appreciation of Renminbi against the U.S. dollar.

Others, net. Other, net primarily consists of non-operating expenses, bank charges, interest expenses and government subsidies. We had other net gain of RMB18.5 million in 2017, compared to other net loss of RMB3.7 million in 2016. The increase was primarily attributable to government subsidies income we recorded in 2017.

Income tax

We recorded income tax of RMB8.9 million in 2017, compared to RMB3.1 million in 2016.

Net loss

As a result of the foregoing, we incurred net loss of RMB183.8 million in 2017, compared to net loss of RMB911.5 million in 2016.

Seasonality

Our results of operations are also subject to seasonal fluctuations. For example, the growth of active users tends to accelerate during school holidays, such as summer and winter breaks, and slow down at the beginning and during certain parts of the school year, as well as the holiday season starting in the fourth quarter and ending with the Chinese New Year holidays, which typically fall in the first half of the first quarter. We conduct marketing campaigns and promotional activities from time to time, which may result in fluctuations in the number of and/or spending by our paying users. Seasonal fluctuations have not thus far posed material operational and financial challenges to us, as such periods tend to be brief and predictable, allowing us to re-allocate resources and improve efficiency ahead of time.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data:
Net cash (used in)/provided by operating activities	(198,967)	464,550	737,286	107,234
Net cash used in investing activities	(1,187,300)	(716,254)	(3,196,394)	(464,896)
Net cash provided by financing activities	1,024,087	675,533	4,974,810	723,557
Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	49,606	(48,145)	261,477	38,024

Net (decrease)/increase in cash and cash equivalents and restricted cash	(312,574)	375,684	2,777,149	403,919
Cash and cash equivalents and restricted cash at beginning of the year	699,772	387,198	762,882	110,957

Cash and cash equivalents and restricted cash at end of the year	387,198	762,882	3,540,031	514,876

Note:

*

We adopted Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 using the retrospective transition method. Restricted cash balance as of December 31, 2015 was included in “Cash and cash equivalents and restricted cash” when reconciling beginning-of-period and end-of-period total amounts presented in the selected consolidated statements of cash flows data for the year ended December 31, 2016.

As of December 31, 2016, 2017 and 2018, respectively, our cash and cash equivalents and restricted cash were RMB387.2 million, RMB762.9 million and RMB3,540.0 million (US$514.9 million). Our cash and cash equivalents primarily consist of cash at banks and cash held in accounts with third-party online payment platforms.

We believe that our current cash and cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. However, we may enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2018, 10.3% of our cash and cash equivalents and restricted cash were held in China, and 3.3% were held by our VIEs and denominated in Renminbi. Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure” of our 2018 Annual Report. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure” of our 2018 Annual Report.

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash provided by operating activities in 2018 was RMB737.3 million (US$107.2 million), as compared to net loss of RMB565.0 million (US$82.2 million) in the same period. The difference was primarily due to an increase of RMB398.6 million (US$58.0 million) in deferred revenue and an increase of RMB345.9 million (US$50.3 million) in accounts payable, partially offset by an increase in prepayments and other assets of RMB540.6 million (US$78.6 million). The increases in deferred revenue, accounts payable and prepayments and other assets were attributable to our business expansion, particularly, the expansion of our mobile games operations and live broadcasting and other value-added services offerings. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2018 were RMB642.4 million (US$93.4 million) in depreciation and amortization, RMB181.2 million (US$26.4 million) in share-based compensation expenses, gains of RMB144.4 million (US$21.0 million) in revaluation of previously held equity interests, RMB46.4 million (US$6.7 million) in impairment charge of long-term investments, and losses of RMB2.1 million (US$0.3 million) in fair value changes and re-measurement of long-term investments.

Net cash provided by operating activities in 2017 was RMB464.6 million, as compared to net loss of RMB183.8 million in the same period. The difference was primarily due to an increase of RMB356.4 million in deferred revenue and an increase of RMB271.9 million in accounts payable, partially offset by an increase in prepayments and other assets of RMB247.5 million and an increase in accounts receivable of RMB283.2 million. The increases in deferred revenue, accounts payable, prepayments and other assets and accounts receivable were attributable to our business expansion. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2017 were RMB304.4 million in depreciation and amortization, RMB80.0 million in share-based compensation expenses and RMB16.0 million in impairments of long-term investments.

Net cash used in operating activities in 2016 was RMB199.0 million, as compared to net loss of RMB911.5 million in the same period. The difference was primarily due to an increase of RMB194.6 million in deferred revenue and an increase of RMB149.6 million in accounts payable, partially offset by an increase in prepayments and other assets of RMB125.4 million, an increase in accounts receivable of RMB92.6 million, and an increase in receivables from related parties of RMB5.0 million. The increases in deferred revenue, accounts payable, prepayments and other assets and accounts receivable were attributable to the growth of our business. In particular, the increase in deferred revenue was attributable to growth in advanced payments from mobile game players. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2016 were RMB365.5 million in share-based compensation expenses, RMB161.5 million in depreciation and amortization, and RMB21.3 million in unrealized exchange losses.

Investing activities

Net cash used in investing activities in 2018 was RMB3.2 billion (US$464.9 million), primarily due to purchase of short-term investments, including money market funds and investments in financial instruments with variable interest rates referenced to performance of underlying assets, of RMB6.7 billion (US$969.6 million), purchase of time deposits of RMB750.5 million (US$109.2 million), purchase of intangible assets of RMB1.0 billion (US$151.3 million), purchase of property and equipment of RMB293.6 million (US$42.7 million), cash paid on long-term investments of RMB565.1 million (US$82.2 million) and cash paid on acquisition of subsidiaries of RMB135.8 million (US$19.8 million), partially offset by proceeds from maturities of short-term investments of RMB6.3 billion (US$909.3 million).

Net cash used in investing activities in 2017 was RMB716.3 million, primarily due to purchase of short-term investments of RMB4,708.5 million, purchase of intangible assets of RMB485.9 million, purchase of property and equipment of RMB144.9 million, and cash paid on long-term investments of RMB320.1 million, partially offset by proceeds from maturities of short-term investments of RMB4,932.4 million.

Net cash used in investing activities in 2016 was RMB1,187.3 million, primarily due to purchase of short-term investments of RMB3,069.8 million, purchase of intangible assets of RMB246.2 million, purchase of property and equipment of RMB42.2 million, and cash paid on long-term investments of RMB216.4 million, partially offset by proceeds from maturities of short-term investments of RMB2,414.6 million.

Financing activities

Net cash provided by financing activities in 2018 was RMB5.0 billion (US$723.6 million), primarily attributable to net proceeds from our initial public offering and Tencent’s investment.

Net cash provided by financing activities in 2017 was RMB675.5 million, primarily attributable to proceeds from our issuance of Series D2 preferred shares to investors.

Net cash provided by financing activities in 2016 was RMB1,024.1 million, primarily attributable to proceeds from our issuance of Series C1 preferred shares to investors.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets and property and equipment. Our capital expenditures were RMB288.4 million in 2016, RMB630.8 million in 2017 and RMB1.3 billion (US$194.0 million) in 2018. Purchases of intangible assets, which primarily consist of licensed copyrights of video content, accounted for 85.4%, 77.0% and 78.0% of our total capital expenditures in 2016, 2017 and 2018, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering and other financing alternatives. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by December 31,
	Total	2019	2020	2021	2022	after
	(in RMB thousands)
Operating lease commitments(1)	299,909	65,400	72,230	73,054	69,681	19,544
Advertising fee commitments(2)	7,000	7,000	—	—	—	—

Total	306,909	72,400	72,230	73,054	69,681	19,544

Notes:

(1)	Operating lease commitments consist of the commitments under the lease agreements for our office premises.
(2)	Advertising fee commitments consist of the commitments related to certain marketing expenses.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in our 2018 Annual Report.

Basis of presentation and use of estimates

Subsidiaries are those entities in which we, directly or indirectly, (i) control more than one half of the voting power, (ii) have the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of board of directors, or (iii) have the power to govern the financial and operating policies under a statute or agreement among the shareholders or equity holders.

A consolidated variable interest entity is an entity in which we, or our subsidiaries, through contractual arrangements, have the power to direct the activities that most significant impact the entity’s economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity, and therefore we are the primary beneficiary of the entity.

We consolidate our subsidiaries and the variable interest entities of which we are the primary beneficiary. On a periodic basis, we reconsider the initial determination of whether a legal entity is a consolidated entity upon the occurrence of certain events listed in ASC 810-10-35-4. We also continually reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change.

Revenue recognition

On January 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption. Accordingly, revenue for the year ended December 31, 2018 was presented under ASC 606, while comparative information has not been restated

and continues to be reported under the accounting standards in effect for those periods. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. We identify our contracts with customers and all performance obligations within those contracts. We then determine the transaction price and allocate the transaction price to the performance obligations within our contracts with customers, recognizing revenue when, or as, we satisfy our performance obligations.

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of our revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on our financial position, results of operations, equity or cash flows as of the adoption date and for the year ended December 31, 2018.

Our revenue recognition policies effective upon the adoption of ASC 606 are as follows:

Mobile game services

•	Exclusively distributed mobile games

For the years ended December 31, 2016, 2017 and 2018, we primarily generate revenues from the sale of in-game virtual items, including characters, warships, characters or camouflage for warships or other accessories to enhance the game-playing experience, within the games.

In accordance with ASC 606, we evaluate the contracts with our customers and determine that we have a single combined performance obligation which is to make the game and the ongoing game related services available to the paying players. The transaction price, which is the amount paid for in-game virtual items by the paying player, is allocated entirely to this single combined performance obligation. We recognize revenue from in-game virtual items over the estimated average playing period of paying players, starting from the point-in-time when related in-game virtual items are delivered to the paying players’ accounts.

We have estimated the average playing period of the paying players for each game, usually between three to seven months. We consider the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. To compute the estimated average playing period for paying players, we consider the initial purchase date as the starting point of a player’s lifespan. We track populations of paying players who made their initial purchases during the 10-days interval period (the “Cohort”) and track each Cohort to understand the subsequent churn rate of the paying players of each Cohort, i.e. the number of players from each Cohort who left subsequent to their initial purchases. To determine the ending point of a paying player’s lifespan beyond the date for which observable data are available, we extrapolate the actual observed attrition rate to arrive at an estimated weighted average playing lifespan for paying players of the selected games. If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics with the new game, such as targeted players and purchasing frequency. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

In accordance with ASC 606-10-55-39, we assess whether we act as the principal or as an agent in the arrangement with each party respectively. We record revenue generated from exclusive licensed mobile games on a gross basis as we are acting as the principal to fulfill all obligations related to the mobile game operations. We are responsible for the launch of the games, hosting and maintenance of game servers, and determination of when and how to operate the in-game promotions and customer services. We are also determining the pricing of in-game virtual items and making a localized version for overseas licensed games.

Proceeds earned from selling in-game virtual items are shared between us and the third-party game developers, with the amount paid to the third-party game developers generally calculated based on amounts paid by paying players, after deducting the fees paid to the payment channels and the distribution channels. Fees paid to third-party game developers, distribution channels and payment channels are recorded as “Cost of revenues” on our consolidated financial statements.

•	Jointly operated mobile game publishing services

We are also offering publishing services for mobile games developed by the third-party game developers. In accordance with ASC 606, we evaluate our contracts with the third-party game developers and identify the performance obligations as publishing, providing payment solution and market promotion service to the third-party game developers. Accordingly, we earn service revenue by publishing mobile games to the game players.

In accordance with ASC 606-10-55-39, we assess whether we act as the principal or as an agent in the arrangement with each party respectively. With respect to the jointly operated licensed arrangements between the third-party game developers and us, we considered we do not have the primary responsibility for fulfillment and acceptability of the game services. Our responsibilities are publishing, providing payment solution and market promotion service, and thus we view the third-party game developers to be our customers. Accordingly, we record the game publishing service revenue from these games, on a net basis based on the ratios pre-determined with the third-party game developers when the performance obligations are satisfied, which is generally when the paying players purchase virtual currencies issued by the third-party game developers.

Advertising services

•	Display advertisements

We provide display-based online advertising services to our customers by integrating different formats of advertisements, including but not limited to banners, text-links, videos, logos, buttons and rich media. We determine each format of advertisements is a distinct performance obligation. Consideration is allocated to each performance obligation based on the standalone selling price. We recognize revenue on a pro-rata basis for each performance obligation commencing on the date the advertisements are displayed on our platform.

•	Performance-based advertisements

Our auction-based pay-for-performance (P4P) platform enables our customers to place a short commercial video, a landing page with related description or download link on our platform. The P4P platform enables our customers to reach target users related to their products or services. Revenue is recognized when the performance obligations are satisfied, which is generally at the point-in-time when a user clicks on one of the customer-sponsored links or in-feed marketing, or downloads the customer’s mobile applications.

•	Sales incentives to customers

We provide various sales incentives to our customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with our customers. We account for these incentives granted to customers as variable consideration in accordance with ASC 606. The amount of variable consideration is measured based on the most likely amount of incentive to be provided to customers.

Live broadcasting and VAS

The users can purchase virtual currency named “B-coin” via debit and credit cards or bank transfers via online payment systems provided by third-party payment systems. The “B-coin” can be used to purchase virtual items of live broadcasting and other VAS. Each B-coin is worth RMB1. Proceeds received from the sales of “B-coin” are not refundable. Proceeds received from the sales of “B-coin” to users but not yet consumed are recorded as deferred revenue on our consolidated balance sheets. Revenue is recognized upon conversion or consumption according to the respective prescribed revenue recognition policies addressed below.

We operate and maintain live broadcasting channel whereby users can enjoy live performances provided by the hosts and interact with the hosts. Most of the hosts host the performance on their own. We create and sell virtual items to users so that the users present them simultaneously to hosts to show their support. The virtual items sold by us comprise of either (i) consumable items or (ii) time-based items, such as privilege titles etc. Revenues derived from the sale of virtual items are recorded on a gross basis as we act as the principal to fulfill all obligations related to the sale of virtual items in accordance with ASC 606-10-55-39. Accordingly, revenue is recognized at point-in-time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which does not exceed one year.

Under our arrangements with the hosts, we share with them a portion of the revenues derived from the sales of virtual items. The portion paid to hosts is recognized as “Cost of revenues” on our consolidated financial statements.

The other VAS includes sales of virtual items for video contents and premium membership subscription. We offer premium membership services which provide subscribing members access to streaming of premium content in exchange for a non-refundable upfront premium membership fee. When the receipt of premium membership fees is for services to be delivered over a period of time, generally from one month to twelve months, the receipt is initially recorded as deferred revenue and revenue is recognized ratably over the membership period as services are rendered. Revenue from sales of virtual items is recognized on item basis, which is consistent with the revenue recognition of live broadcasting.

E-commerce and others

E-commerce and others are mainly from the sales of products through our e-commerce platform and also include revenues from holding certain offline performance activities. E-commerce and other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where we are primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis. Cash coupons, granted to the customers for free at our discretion, are recorded as a reduction of the arrangement’s transaction price thereby reducing the amount of revenue recognized as the payment is not for a distinct good or service received from the customer in accordance with ASC 606-10-32-25.

Net revenues presented in the consolidated statements of operations and comprehensive loss are net of sales discount and sales tax.

Other Estimates and Judgments

We estimate revenue of mobile game, live broadcasting and other VAS from the third-party payment processors in the current period when reasonable estimates of these amounts can be made. The processors provide reliable interim preliminary reporting within a reasonable time frame following the end of each month and we maintain records of sales data, both of which allow us to make reasonable estimates of revenue and therefore to recognize revenue during the reporting period. Determination of the appropriate amount of revenue recognized involves judgments and estimates that we believe are reasonable, but actual results may differ from our estimates. When we receive the final reports, to the extent not received within a reasonable time frame following the end of each month, we record any differences between estimated revenue and actual revenue in the reporting period when we determine the actual amounts. The revenue on the final revenue report have not differed significantly from the reported revenue for the periods presented.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts we invoiced, and revenue recognized prior to invoicing when we have satisfied our performance obligations and have the unconditional right to consideration.

Deferred revenue relates to our unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and e-commerce platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year.

Practical expedients

We have used the following practical expedients as allowed under ASC 606:

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of our contracts have an original expected duration of one year or less.

We expense sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within “Sales and marketing expenses” in our consolidated financial statements.

Share-based compensation expenses

Share based compensation expenses arise from share-based awards, including share options for the purchase of our ordinary shares. We account for share-based awards granted to employees in accordance with ASC 718 Compensation—Stock Compensation and share-based awards granted to nonemployees in accordance with ASC 505, Equity. For share options granted to employees determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on the grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends.

For share options granted with service conditions only, share-based compensation expenses are recorded net of estimated forfeitures using straight-line method during the requisite service period, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

For share options granted with service condition and the occurrence of our initial public offering as performance condition, share-based compensation expenses are recorded net of estimated forfeitures using graded-vesting method during the requisite service period. Cumulative share-based compensation expenses for the options that have satisfied the service condition were recorded upon the completion of our initial public offering.

Share-based compensation expenses for share options granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized using straight-line method, over the period during which the service is provided. We apply the guidance in ASC 505-50 to measure share options granted to non-employees based on the then-current fair value at each reporting date.

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

In order to assess uncertain tax positions, we apply a more-likely-than-not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheets and under income tax expenses on our consolidated statements of operations and comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2016, 2017 and 2018. We also did not expect any significant increase or decrease in unrecognized tax liability within 12 months following the reporting date.

Business Combinations

We account for our business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued, if any. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive loss.

In a business combination achieved in stages, we re-measure the previously held equity interests in the acquiree when obtaining control at the acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive loss.

For our majority-owned subsidiaries and consolidated VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to us.

Intangible assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Purchased intangible assets are recognized and measured at fair value.

The licensed copyrights of video content are recorded in “Intangible assets, net”, at the lower of amortized cost or net realizable value. In accordance with ASC 920, Entertainment- Broadcasters, costs incurred in purchased copyrights of video content are capitalized and amortized over the shorter of the license period or projected useful life of the video content.

We amortize the licensed copyrights in “Cost of revenues” on a straight-line basis. If expectations of the usefulness of a video content are revised downward, the unamortized cost is written down to the estimated net realizable value. A write-down from unamortized cost to a lower estimated net realizable value establishes a new cost basis.

Short-term investments

Our short-term investments primarily include money market funds and financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks.

In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, we elect the fair value method at the date of initial recognition and carry these investments at fair value. Changes in the fair value of these investments are reflected in our consolidated statements of operations and comprehensive loss as “Investment income, net”. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.

Long-term investments, net

Our long-term investments primarily consist of equity investments in privately held companies, publicly traded companies and other investments accounted for at fair value.

Prior to adopting ASU 2016-01, Financial Instruments on January 1, 2018, for those investments over which we do not have significant influence and without readily determinable fair value, we carry the investment at cost and only adjust for other-than-temporary declines in fair value and distributions of earnings that exceed our share of earnings.

On January 1, 2018, we adopted ASU 2016-01, Financial Instruments, and started to measure long-term equity investments, other than equity method investments, at fair value through earnings. For those investments over which we do not have significant influence and without readily determinable fair value, we elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

We regularly evaluate the impairment of long-term equity investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized equals to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

For the equity investments in publicly traded companies, we carry the investments at fair value at the end of each reporting period.

For financial products with original maturities great than one year, we elect the fair value method at the date of initial recognition and carry these investments at fair value at the end of each reporting period. Changes in the fair value of these investments are reflected in the consolidated statements of operations and comprehensive loss as “Investment income, net”.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements and for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2018. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of sufficient resources regarding financial reporting and accounting personnel with understanding of U.S. GAAP, in particular, to address complex U.S. GAAP technical accounting issues, related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

We have implemented and planned to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018. We have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements. We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues. Furthermore, we continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, and have established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. As we were a privately owned company prior to this initial public offering, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. See “Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Holding Company Structure

Bilibili Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. As a result, Bilibili Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for January 2017, 2018 and 2019 were increases of 2.5%, 1.5% and 1.7%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion.

Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2018, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB171.7 million. If Renminbi had appreciated by 10% against the U.S. dollar, we would have had an increase of approximately RMB2.3 million of cash and cash equivalent and restricted cash.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2(cc) to our consolidated financial statements included in our 2018 Annual Report.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of December 31, 2018:

•	on an actual basis;

•

on a pro forma basis to give effect to the concurrent issuance and sale by us of US$430 million aggregate principal amount of convertible senior notes and the receipt of the estimated net proceeds of US$419.7 million by us from this offering, after deducting estimated initial purchasers’ discounts and commissions and estimated issuance expenses payable by us, assuming the initial purchasers do not exercise the options to purchase additional convertible senior notes(1);

•

on a pro forma as adjusted basis to give effect to (i) the concurrent issuance and sale by us of US$430 million aggregate principal amount of convertible senior notes and the receipt of the estimated net proceeds of US$419.7 million by us from this offering, after deducting estimated initial purchasers’ discounts and commissions and estimated issuance expenses payable by us, assuming the initial purchasers do not exercise the options to purchase additional convertible senior notes, and (ii) the issuance and sale by us of 11,473,813 Class Z ordinary shares in the form of ADSs pursuant to this prospectus supplement and the accompanying prospectus, resulting in estimated net proceeds of US$198.8 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the options to purchase additional ADSs(1).

(1)

The closing of the offering of our ADSs is not conditioned upon the closing of the concurrent offering of our convertible senior notes, and the closing of the concurrent offering of our convertible senior notes is not conditioned upon the closing of the offering of our ADSs.

The pro forma as adjusted information is illustrative only. You should read this table in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included in our 2018 Annual Report, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2018
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	In thousands, except for share data
Borrowings and indebtedness
Convertible bonds payable	—	—	2,885,957	419,745	2,885,957	419,745

Total borrowings and indebtedness	—	—	2,885,957	419,745	2,885,957	419,745

Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized; 85,364,814 shares issued and outstanding; 85,364,814 shares issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	53	8	53	8	53	8
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized; 229,056,421 shares issued and 226,323,075 shares outstanding; 229,056,421 shares issued and 226,323,075 shares outstanding on a pro forma basis; 240,530,234 shares issued and 237,796,888 shares outstanding on a pro forma as adjusted basis)	144	21	144	21	151	22
Additional paid-in capital	9,459,546	1,375,834	9,459,546	1,375,834	10,826,052	1,574,584
Statutory reserves	7,666	1,115	7,666	1,115	7,666	1,115
Accumulated other comprehensive income	326,077	47,426	326,077	47,426	326,077	47,426
Accumulated deficit	(2,842,690)	(413,452)	(2,842,690)	(413,452)	(2,842,690)	(413,452)

Total Bilibili Inc.’s shareholders’ equity	6,950,796	1,010,952	6,950,796	1,010,952	8,317,309	1,209,703

Noncontrolling interests	240,406	34,966	240,406	34,966	240,406	34,966

Total shareholders’ equity	7,191,202	1,045,918	7,191,202	1,045,918	8,557,715	1,244,669

Total capitalization	7,191,202	1,045,918	10,077,159	1,465,663	11,443,672	1,664,414

PRINCIPAL AND SELLING SHAREHOLDERS

As of the date of this prospectus supplement, our authorized share capital consists of (i) 100,000,000 Class Y ordinary shares, par value US$0.0001 each, 85,364,814 of which are issued and outstanding, and (ii) 9,800,000,000 Class Z ordinary shares, par value US$0.0001 each, 226,584,775 of which are issued and outstanding (excluding the 2,471,646 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans), and (iii) 100,000,000 shares, par value US$0.0001 each, none of which is issued and outstanding.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019, the most recent practicable date, taking into account the aggregate number of ordinary shares underlying the share options and restricted share units that were outstanding as of, and exercisable within 60 days after March 31, 2019 by each of our directors, officers and principal shareholders, as well as the number of ordinary shares represented by ADSs to be issued by us in this offering for purpose of calculating beneficial ownership after the offering, assuming underwriters do not exercise their right to purchase additional ADSs from us.

	Ordinary Shares Beneficially Owned Prior to This Offering					Ordinary Shares Being Sold in This Offering	Ordinary Shares Beneficially Owned After This Offering
	Class Y Ordinary Shares	Class Z Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power†	Class Z Ordinary Shares Offered	% of Beneficial Ownership	% of Aggregate Voting Power†
Directors and Executive Officers**:
Rui Chen(1)	49,299,006	1,165,937	50,464,943	16.2%	45.7%	—	15.6%	45.3%
Yi Xu(2)	28,865,808	25,000	28,890,808	9.3%	26.7%	—	8.9%	26.4%
Ni Li(3)	7,200,000	800,000	8,000,000	2.6%	6.7%	—	2.5%	6.7%
Wenji Jin(4)	—	*	*	*	*	—	*	*
JP Gan(5)	—	6,638,687	6,638,687	2.1%	0.6%	—	*	*
Eric He(6)	—	*	*	*	*	—	*	*
Feng Li(7)	—	—	—	—	—	—	—	—
Xin Fan	—	*	*	*	*	—	*	*
All Directors and Executive Officers as a Group	85,364,814	9,120,584	94,485,398	30.3%	79.9%	—	29.2%	79.0%
Principal and Selling Shareholders:
Entities affiliated with Rui Chen(8)	49,299,006	1,165,937	50,464,943	16.2%	45.7%	—	15.6%	45.3%
Kami Sama Limited(9)	28,865,808	—	28,865,808	9.3%	26.7%	—	8.9%	26.4%
Loyal Valley Capital(10)	—	19,353,524	19,353,524	6.2%	1.8%	—	6.0%	1.8%
Tencent entities(11)	—	37,249,518	37,249,518	11.9%	3.4%	—	11.5%	3.4%
Taobao China Holding Limited(12)	—	23,645,657	23,645,657	7.6%	2.2%	—	7.3%	2.2%
Qiming Managing Directors Fund IV, L.P.(13)	—	199,754	199,754	*	*	199,754	—	—
Qiming Venture Partners IV, L.P.(14)	—	6,326,433	6,326,433	2.0%	0.6%	6,326,433	—	—

Notes:

†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class Y and Class Z ordinary shares as a single class. Each holder of Class Z ordinary shares is entitled to one vote per share and each holder of our Class Y ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class Y ordinary shares and Class Z ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class Y ordinary shares are convertible at any time by the holder thereof into Class Z ordinary shares on a one-for-one basis.

*	Less than 1% of our total outstanding shares.
**

Except as otherwise indicated below, the business address of our directors and executive officers is c/o Shanghai Hode Information Technology Co., Ltd., Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China.

(1)

Represents (i) 49,299,006 Class Y ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, (ii) 1,031,992 Class Z ordinary shares directly held by Grand Stream Fund L.P., a Cayman Islands exempted limited partnership, and (iii) 133,945 Class Z ordinary shares directly held by Windforce Limited, a business company limited by shares incorporated in British Virgin Islands. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Rui Chen is the settlor of The Le Petit Prince Trust, and Mr. Chen and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Vanship Limited in our company. The general partner of Grand Stream Fund L.P. is Diamond Dust Limited, a Cayman Islands exempted company. Mr. Chen is a director of Diamond Dust Limited, and indirectly holds 100% equity interests in Diamond Dust Limited through Vanship Limited. Windforce Limited is controlled by Diamond Dust Limited, which in turn is controlled by Mr. Chen.

(2)

Represents (i) 28,865,808 Class Y ordinary shares directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 25,000 Class Z ordinary shares in the form of ADSs held by Mr. Xu. Kami Sama Limited is controlled by The Homur Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Yi Xu is the settlor of The Homur Trust, and Mr. Xu and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Kami Sama Limited in our company.

(3)

Represents 7,200,000 Class Y ordinary shares and 800,000 Class Z ordinary share directly held by Saber Lily Limited, a business company limited by shares incorporated in British Virgin Islands. Saber Lily Limited is controlled by The Fortuna Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Ms. Li is the settlor of The Fortuna Trust, and Ms. Li and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Saber Lily Limited in our company.

(4)	The business address of Mr. Wenji Jin is #12, Lane 168, Qingtong Road, Pudong New District, Shanghai, People’s Republic of China.
(5)

Represents (i) 100,000 Class Z ordinary shares in the form of ADSs directly held by Mr. JP Gan, and option to acquire 12,500 Class Z ordinary shares exercisable within 60 days after March 31, 2019, (ii) 4,217,622 Class Z ordinary shares and 2,108,811 Class Z ordinary shares in the form of ADSs held by Qiming Venture Partners IV, L.P., a Cayman Islands exempted limited partnership, and (iii) 133,169 Class Z ordinary shares and 66,585 Class Z ordinary shares in the form of ADSs held by Qiming Managing Directors Fund IV, L.P., a Cayman Islands exempted limited partnership. Mr. Gan disclaims beneficial ownership of the shares held by Qiming Venture Partners IV, L.P. and Qiming Managing Directors Fund IV, L.P., except to the extent of his pecuniary interests therein. The business address of Mr. Gan is Suite 3901 Jinmao Tower, 88 Century Boulevard, Pudong New District, Shanghai, People’s Republic of China.

(6)	The business address of Mr. Eric He is 3F, 607 Ming Shuei Road, Taipei, Taiwan, People’s Republic of China.
(7)	The business address of Mr. Feng Li is Room 701, Tower 1, Liangmaqiao Diplomatic Office Building, No 19 Dongfangdong Road, Chaoyang District, Beijing, People’s Republic of China.
(8)

Represents (i) 49,299,006 Class Y ordinary shares directly held by Vanship Limited, a business company limited by shares incorporated in British Virgin Islands, (ii) 1,031,992 Class Z ordinary shares directly held by Grand Stream Fund L.P., a Cayman Islands exempted limited partnership, (iii) 133,945 Class Z ordinary shares directly held by Windforce Limited, a business company limited by shares incorporated in British Virgin Islands. Vanship Limited is controlled by The Le Petit Prince Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. The registered address of Vanship Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The registered address of Grand Stream Fund L.P. is Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Windforce Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(9)

Represents 28,865,808 Class Y ordinary shares directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands. The registered address of Kami Sama Limited is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(10)

Represents (i) 9,676,762 Class Z ordinary shares directly held by Sunrise View Investments Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 9,676,762 Class Z ordinary shares directly held by Starry Concept Group Limited, a business company limited by shares incorporated in British Virgin Islands. Sunrise View Investments Limited and Starry Concept Group Limited are collectively referred to as Loyal Valley Capital. Both Sunrise View Investments Limited and Starry Concept Group Limited are wholly owned indirectly by LVC Super Unicorn Fund LP, a Cayman Islands exempted limited partnership, which is controlled by Mr. Lijun Lin, its director. The registered address of each of Sunrise View Investments Limited and Starry Concept Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)

Represents (i) 10,954,357 Class Z ordinary shares directly held by OPH B Limited, a company limited by shares incorporated in British Virgin Islands, and (ii) 26,295,161 Class Z ordinary shares directly held by Tencent Mobility Limited, a limited company incorporated in Hong Kong. OPH B Limited and Tencent Mobility Limited are investing entities ultimately controlled by Tencent Holdings Limited, and are collectively referred to as Tencent entities. The registered address of OPH B Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Tencent Mobility Limited is 27/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.

(12)

Represents 13,645,657 Class Z ordinary shares and 10,000,000 Class Z ordinary shares in the form of ADSs directly held by Taobao China Holding Limited, a business company limited by shares incorporated in Hong Kong, based on the Schedule 13G filed on February 14, 2019. Taobao China Holding Limited is a wholly-owned subsidiary of Taobao Holding Limited, a business company limited by shares incorporated in Cayman Islands, which is a wholly-owned subsidiary of Alibaba Group Holding Limited, a business company limited by shares incorporated in Cayman Islands. The principal business address of Alibaba Group Holding Limited, Taobao Holding Limited and Taobao China Holding Limited is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(13)

Represents 133,169 Class Z ordinary shares and 66,585 Class Z ordinary shares in the form of ADSs directly held by Qiming Managing Directors Fund IV, L.P. The principal business address of Qiming Managing Directors Fund IV, L.P. is 350 106th Ave NE, 1st Floor, Bellevue, Washington 98004, USA.

(14)

Represents 4,217,622 Class Z ordinary shares and 2,108,811 Class Z ordinary shares in the form of ADSs directly held by Qiming Venture Partners IV, L.P. The principal business address of Qiming Venture Partners IV, L.P. is 350 106th Ave NE, 1st Floor, Bellevue, Washington 98004, USA.

DIVIDEND POLICY

Our board of directors has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations Related to Dividend Distributions.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class Z ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class Z ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class Z ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CONCURRENT OFFERING OF CONVERTIBLE NOTES

Concurrently with this offering of ADSs, we are also offering, by means of a separate offering memorandum, US$430 million aggregate principal amount of our convertible notes, in accordance with Rule 144A under the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. The closing of this offering is not conditioned upon the closing of the concurrent offering of the convertible notes, and the closing of the concurrent offering of the convertible notes is not conditioned upon the closing of this offering. The initial purchasers of the offering of our convertible notes have a 30-day option to purchase up to an additional US$70 million aggregate principal amount of our convertible notes.

The convertible senior notes will be convertible, at the holder’s option, based on an initial conversion rate of 40.4040 ADSs per $1,000 principal amount (equal to an initial conversion price of approximately US$24.75 per ADS), subject to adjustment.

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered by this prospectus supplement. Under the terms and subject to the conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as joint bookrunners of this offering and as the representatives of the underwriters.

Underwriters	Number of ADSs
Morgan Stanley & Co. LLC	10,049,080

Credit Suisse Securities (USA) LLC	3,312,883

J.P. Morgan Securities LLC	3,312,883

Merrill Lynch, Pierce, Fenner & Smith Incorporated	828,221

Citigroup Global Markets Inc.	496,933

Total	18,000,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus supplement if any such ADSs are taken, other than the ADSs covered by the underwriters’ option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus supplement and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$0.35208 per ADS from the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

The address of Morgan Stanley & Co. LLC is 1585 Broadway Avenue, New York, New York 10036, United States. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179, United States.

Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 2,700,000 additional ADSs from us at the public offering price listed on the cover page of this prospectus supplement, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

Commissions and Expenses

Total underwriting discounts and commissions to be paid to the underwriters represent 3.26% of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

			Total
	Per ADS		No exercise		Full exercise
Public offering price	US$	18.00	US$	324,000,000	US$	372,600,000
Discounts and commissions paid by us	US$	0.5868	US$	6,732,833	US$	8,317,193
Discounts and commissions paid by the selling shareholders	US$	0.5868	US$	3,829,567	US$	3,829,567

We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount not to exceed $25,000, as set forth in the underwriting agreement.

The underwriters have agreed to reimburse the selling shareholders for a certain portion of their expenses in connection with our public offering.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$1.0 million, which includes legal, accounting, and printing costs and various other fees associated with the registration of our Class Z ordinary shares and ADSs.

Lock-Up Agreements

We, our directors and executive officers, and certain of our shareholders have agreed with the underwriters to certain lock-up restrictions in respect of our ordinary shares, ADSs or securities that are substantially similar to our ordinary shares or ADSs during the period ending 90 days after the date of this prospectus supplement, subject to certain exceptions. See “Shares Eligible for Future Sales.”

The representatives, in their sole discretion, may release our ordinary shares and ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

Nasdaq Listing

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “BILI.”

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the Nasdaq Stock Select Market, the over-the-counter market or otherwise.

Concurrent Offering

Concurrently with this offering, we are offering up to US$430 million aggregate principal amount of convertible senior notes (or up to US$500 million aggregate principal amount of convertible senior notes if the initial purchasers of that offering exercise in full their option to purchase additional principal amount of the convertible senior notes), in accordance with Rule 144A under the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in reliance on Regulation S of the Securities Act, pursuant to a separate offering memorandum (the “Concurrent Offering”). This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Offering. We cannot assure you that the Concurrent Offering will be completed or, if completed, on what terms it will be completed. The completion of this offering is not contingent on the completion of the Concurrent Offering (nor is the completion of the Concurrent Offering contingent on the completion of this offering).

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute this prospectus supplement and the accompanying prospectus electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Discretionary Sales

The underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Indemnification

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future perform a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses. The underwriters are also acting as initial purchasers in the Concurrent Offering for which they will receive customary underwriting discounts and commissions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. Such investment and trading activities may involve or relate to the assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus supplement or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This prospectus supplement:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under

•	section 708 of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this prospectus supplement will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Bermuda. The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands. The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus supplement has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The ADSs may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada

Resale Restrictions

The distribution of the ADSs in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•	where required by law, the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus supplement.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus supplement contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

Cayman Islands. This prospectus supplement does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre (“DIFC”). This prospectus supplement relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The securities to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus supplement is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus supplement shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of the ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan. ADSs will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Korea. The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”).

Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus supplement (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus supplement is subject to Malaysian laws. This prospectus supplement does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus supplement may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus supplement are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus supplement and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus supplement shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus supplement by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia. This prospectus supplement may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus supplement, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus supplement. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial adviser.

Singapore. This prospectus supplement or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) our ADSs have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such ADSs in Singapore, and (b) this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

South Africa. Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

1.	the offer, transfer, sale, renunciation or delivery is to:

a.	persons whose ordinary business is to deal in securities, as principal or agent;

b.	the South African Public Investment Corporation;

c.	persons or entities regulated by the Reserve Bank of South Africa;

d.	authorized financial service providers under South African law;

e.	financial institutions recognized as such under South African law;

f.

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

g.	any combination of the person in (a) to (f); or

2.	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

Switzerland. The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan. The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates. The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus supplement does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom. This prospectus supplement is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

TAXATION

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Government of the Cayman Islands as to tax concessions under the Tax Concessions Law (as amended). In accordance with the provision of Section 6 of The Tax Concessions Law (as amended), the Government undertakes with our company:

•	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and

•	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•	on or in respect of the shares, debentures or other obligations of our company; or

•	by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (as amended).

These concessions shall be for a period of 20 years from March 14, 2018.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that Bilibili Inc. is not a PRC resident enterprise for PRC tax purposes. Bilibili Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Bilibili Inc. meets all of the conditions above. Bilibili Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Bilibili Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Bilibili Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Bilibili Inc. is treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the ownership or disposition of our ADSs or ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class Z ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, based in part on the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S.

federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes.

A non-corporate U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We expect our ADSs will be considered to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares, or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Taxation—PRC Taxation.” In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as foreign source income. If you are not eligible for the benefits of the income tax treaty or you fail to make the election to treat any gain as foreign source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as foreign source.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ADSs or ordinary shares, the U.S. Holder would continue to be treated as a PFIC with respect to such investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States. Consequently, if our ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADSs were we to be or become a PFIC. Our ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, if a U.S. Holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Walkers (Hong Kong). Certain legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm and for the underwriters by King & Wood Mallesons. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Walkers (Hong Kong) with respect to matters governed by Cayman Islands law and Tian Yuan Law Firm with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon King & Wood Mallesons with respect to matters governed by PRC law.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 20-F for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian  LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. Our website is http://ir.bilibili.com/. The information contained on, or linked from, our website is not a part of this prospectus.

This prospectus supplement is part of a registration statement we filed with the SEC, using a shelf registration process under the Securities Act, relating to the securities to be offered. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and the securities we are offering. Statements in this prospectus supplement and the accompanying prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with or submit to the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement and the accompanying prospectus. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents should not create any implication that there has been no change in our affairs since such date. Information that we file with or submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed information. See “Incorporation of Documents by Reference” in the accompanying prospectus for more information.

We incorporate by reference the documents listed below in this prospectus supplement:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on March 29, 2019;

•

The description of the securities contained in our registration statement on Form 8-A filed on March 16, 2018 pursuant to Section 12 of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description; and

•

with respect to the offering of the securities under this prospectus supplement, all subsequent reports on Form 20-F, and any report on Form 6-K that indicates it (or any applicable portions thereof) is being incorporated by reference that we file with or furnish to the SEC on or after the date hereof and until the termination or completion of the offering by means of this prospectus supplement.

Copies of all documents incorporated by reference in this prospectus supplement, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus supplement, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus supplement on the written or oral request of that person made to:

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District

Shanghai, 200433, People’s Republic of China

Tel: (86 21) 2509-9255

Attention: Investor Relations Department

PROSPECTUS

Bilibili Inc.

CLASS Z ORDINARY SHARES

We may from time to time in one or more offerings offer and sell our Class Z ordinary shares, including Class Z ordinary shares represented by American depositary shares, or ADSs.

In addition, from time to time, the selling shareholders to be named in a prospectus supplement may offer and sell our Class Z ordinary shares held by them. The selling shareholders may sell shares of our Class Z ordinary shares through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of shares of our Class Z ordinary shares by the selling shareholders.

We will provide specific terms of any offering in a supplement to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of the securities offered hereby.

These securities may be offered and sold in the same offering or in separate offerings; to or through underwriters, dealers, and agents; or directly to purchasers. The names of any underwriters, dealers, or agents involved in the sale of our securities, their compensation and any over-allotment options held by them will be described in the applicable prospectus supplement. For a more complete description of the plan of distribution of these securities, see the section entitled “Plan of Distribution” beginning on page 34 of this prospectus.

The ADSs are listed on the Nasdaq Global Select Market under the symbol “BILI.” On March 29, 2019, the last reported sale price of the ADSs on the Nasdaq Global Select Market was US$18.95 per ADS.

Investing in the ADSs involves a high degree of risk. You should carefully consider the “Risk Factors” which may be included in any prospectus supplement or which are incorporated by reference into this prospectus.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 1, 2019.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. By using an automatic shelf registration statement, we may, at any time and from time to time, offer and sell the securities described in this prospectus in one or more offerings. We may also add, update or change information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information that we file or furnish to the SEC. As allowed by the SEC rules, this prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus or any prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should carefully read this document and any applicable prospectus supplement. You should also read the documents we have referred you to under “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference” below for information on our company, the risks we face and our financial statements. The registration statement and exhibits can be read at the SEC’s website or at the SEC as described under “Where You Can Find More Information About Us.” In this prospectus, unless otherwise indicated or unless the context otherwise requires:

(1) the terms “we,” “us,” “our company,” “our” and “Bilibili” refer to Bilibili Inc., its subsidiaries and its consolidated affiliated entities;

(2) “shares” and “ordinary shares” refer to our Class Y and Class Z ordinary shares, par value US$0.0001 per share, “Class Y ordinary shares” refers to our Class Y ordinary shares, par value US$0.0001 per share, and “Class Z ordinary shares” refers to our Class Z ordinary shares, par value US$0.0001 per share;

(3) “ADSs” refers to the American depositary shares, each of which represents one Class Z ordinary share;

(4) “China” and “PRC” refer to the People’s Republic of China and, solely for the purpose of this prospectus, exclude Taiwan, Hong Kong and Macau; and

(5) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the online entertainment and mobile games industries in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with users, content providers, game developers and publishers, advertisers and other partners;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry; and

•	the outcome of any current and future litigation or legal or administrative proceedings.

The forward-looking statements included in this prospectus, any prospectus supplement and the documents incorporated by reference are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors disclosed in the documents incorporated by reference herein or in any accompanying prospectus supplement.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in the documents incorporated by reference herein or in any accompanying prospectus supplement for a more complete discussion of the risks of an investment in our securities and other risks outlined in our other filings with the SEC. The forward-looking statements included in this prospectus or incorporated by reference into this prospectus are made only as of the date of this prospectus or the date of the incorporated document, and we do not undertake any obligation to update the forward-looking statements except as required under applicable law.

OUR COMPANY

We enrich the everyday life of young generations in China.

We represent the iconic brand of online entertainment for young generations in China. We provide high-quality content and an immersive entertainment experience, and have built our platform based on the strong emotional connections of our users to our content and communities. We started as a content community inspired by anime, comics and games, or ACG, and have evolved into a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. We attract our users with engaging content, retain users with our vibrant communities, and curate the right content to satisfy our users’ entertainment needs.

For more information about our company, please see “Item 4. Information on the Company” in our annual report on Form 20-F for the year ended December 31, 2018, which is incorporated in this prospectus by reference, and any accompanying prospectus supplement before investing in any securities that may be offered pursuant to this prospectus.

Corporate Information

Our principal executive offices are located at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, People’s Republic of China. Our telephone number at this address is +86 21 25099255. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at http://ir.bilibili.com/.

RISK FACTORS

Please see the factors set forth under “Item 3. Key Information—D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2018, which is incorporated in this prospectus by reference, and any accompanying prospectus supplement before investing in any securities that may be offered pursuant to this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities we offer as set forth in the applicable prospectus supplement(s).

The specific allocations of the proceeds we receive from the sale of our securities will be described in the applicable prospectus supplement(s).

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of (i) 100,000,000 Class Y ordinary shares, par value US$0.0001 each, 85,364,814 of which are issued and outstanding, and (ii) 9,800,000,000 Class Z ordinary shares, par value US$0.0001 each, 226,584,775 of which are issued and outstanding (excluding the 2,471,646 Class Z ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans), and (iii) 100,000,000 shares, par value US$0.0001 each, none of which is issued and outstanding.

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. Our ordinary shares are divided into Class Y ordinary shares and Class Z ordinary shares. Holders of our Class Y ordinary shares and Class Z ordinary shares will have the same rights except for voting and conversion rights. Each Class Z Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class Y ordinary share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class Y ordinary share is convertible into one Class Z ordinary share at any time by the holder thereof. Class Z ordinary shares are not convertible into Class Y ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class Y ordinary shares by a holder thereof to any person other than Rui Chen, Yi Xu and Ni Li or any entity which is not ultimately controlled by any of Rui Chen, Yi Xu or Ni Li, such Class Y ordinary shares shall be automatically and immediately converted into the same number of Class Z ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Each holder of Class Z ordinary shares is entitled to one vote per share and each holder of our Class Y ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class Y ordinary shares and Class Z ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of all paid up voting share capital of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes that will affect the rights, preferences, privileges or powers of the preferred shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and if the directors so requires, signed by the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors, or by the shareholders by special resolutions. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class by the holders of two-thirds of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Differences in Corporate Law

The Companies Law is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-

dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of securities issuances by us in the past three years.

Ordinary Shares

On July 15, 2015 and May 10, 2016, we issued an aggregate of 5,000,000 Class A ordinary shares to Saber Lily Limited, a business company limited by shares incorporated in British Virgin Islands wholly owned by our director and chief operating officer, Ms. Ni Li, for her past and future services to us. 500,000 of these shares were subsequently repurchased by us.

On December 29, 2016, we issued 12,796,395 Class A ordinary shares to Vanship Limited, a business company limited by shares incorporated in British Virgin Islands wholly owned by our chairman of the board of directors, Mr. Rui Chen for his past and future services to us.

On April 2, 2018, we completed our initial public offering of 42,000,000 American depositary shares, each representing one Class Z ordinary share. The offering was completed at an issuance price of $11.50 per ADS.

On October 3, 2018, we issued and sold a total of 25,063,451 ADSs, representing 25,063,451 Class Z ordinary shares, for an aggregate consideration of US$317.6 million to Tencent Mobility Limited.

Preferred Shares

On May 10, 2016, we re-designated and reclassified 1,104,535 Class A ordinary shares as Series C1 preferred shares, and issued an aggregate of 41,480,769 Series C1 preferred shares to Starry Concept Group Limited, Sunrise View Investments Limited, Cheerford Limited, Blissful Day Limited, HaiTong XuYu International Limited, GP TMT Holdings Limited, Golden Pujiang River International (BVI) Limited, Green Bridge Group Limited, Lighthouse Capital International Inc. and Ying Tai International Limited for an aggregate consideration of US$194.3 million. On the same day, we also issued 954,605 Series C2 preferred shares to Green Bridge Group Limited for a consideration of US$5.0 million.

On May 2, 2017, we re-designated and reclassified 11,301,189 Series C preferred shares and 645,357 Class A ordinary shares as Series D1 preferred shares, and issued an aggregate of 1,154,643 Series D1 preferred shares to Cheerford Limited for an aggregate consideration of US$7.2 million. On the same day, we also issued a total of 13,759,564 Series D2 preferred shares to CMC Beacon Holdings Limited, Tencent Mobility Limited and Cheerford Limited for an aggregate consideration of US$100.0 million.

All preferred shares were converted into Class Y or Class Z ordinary shares upon the completion of our initial public offering.

Option Grants

We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” in our annual report on Form 20-F for the year ended December 31, 2018, which is incorporated in this prospectus by reference.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of one Class Z ordinary share, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the Class Z ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class Z ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class Z ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our Class Z ordinary shares) set by the depositary with respect to the ADSs.

Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the Class Z ordinary shares or any net proceeds from the sale of any Class Z ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. For any Class Z ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such Class Z ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional Class Z ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell Class Z ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed Class Z ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

Elective Distributions in Cash or Shares. If we offer holders of our Class Z ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the Class Z ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing Class Z ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Class Z ordinary shares.

Rights to Purchase Additional Shares. If we offer holders of our Class Z ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash.

The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for Class Z ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of Class Z ordinary shares or be able to exercise such rights.

Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit Class Z ordinary shares or evidence of rights to receive Class Z ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for Class Z ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Class Z ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the Class Z ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the Class Z ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the Class Z ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the Class Z ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Class Z ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the Class Z ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the Class A ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class Z ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our Class Z ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the Class Z ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the Class Z ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or Class Z ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or Class Z ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held Class Z ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the Class Z ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

Service	Fees
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

Fees for the transfer and registration of Class Z ordinary shares charged by the registrar and transfer agent for the Class Z ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class Z ordinary shares).

Expenses incurred for converting foreign currency into U.S. dollars.

Expenses for cable, telex and fax transmissions and for delivery of securities.

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class Z ordinary shares are deposited or withdrawn from deposit).

Fees and expenses incurred in connection with the delivery or servicing of Class Z ordinary shares on deposit.

Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class Z ordinary shares, deposited securities, ADSs and ADRs.

Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our Class Z ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the Class Z ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver Class Z ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting Class Z ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting Class Z ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the creditworthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, Class Z ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of Class Z ordinary shares, the depositary may require:

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class Z ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying Class Z ordinary shares at any time except:

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of Class Z ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our Class Z ordinary shares;

when you owe money to pay fees, taxes and similar charges;

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class Z ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any Class Z ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Class Z ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Walkers (Hong Kong), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Walkers (Hong Kong) has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a competent foreign court with jurisdiction to give the judgment, (ii) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Tian Yuan Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (i) the contract is signed and/or performed within China, (ii) the subject of the action is located within China, (iii) the company (as defendant) has seizable properties within China, (iv) the company has a representative organization within China, or (v) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel, and to the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Tian Yuan Law Firm.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Government of the Cayman Islands as to tax concessions under the Tax Concessions Law (as amended). In accordance with the provision of Section 6 of The Tax Concessions Law (as amended), the Government undertakes with our company:

•	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and

•	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•	on or in respect of the shares, debentures or other obligations of our company; or

•	by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (as amended).

These concessions shall be for a period of 20 years from March 14, 2018.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

Based on a review of surrounding facts and circumstances, we do not believe that we should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law, and if we are treated as a PRC resident enterprise for PRC tax purposes, we will be subject to PRC tax on our global income at a uniform tax rate of 25%.

If the PRC tax authorities determine that Bilibili Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders), if such shareholders do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains realized on the sale or other disposition of ADSs or ordinary shares, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Bilibili Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Bilibili Inc. is treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the ownership or disposition of our ADSs or ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class Z ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, based in part on the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend, in part, upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time to time (which may be volatile). In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes.

A non-corporate U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We expect our ADSs will be considered to be readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares, or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Taxation—PRC Taxation.” In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as foreign source income. If you are not eligible for the benefits of the income tax treaty or you fail to make the election to treat any gain as foreign source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as foreign source.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our ADSs or ordinary shares, the U.S. Holder would continue to be treated as a PFIC with respect to such investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States. Consequently, if our ADSs continue to be listed on the Nasdaq Global Select Market and are regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADSs were we to be or become a PFIC. Our ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, if a U.S. Holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election.

SELLING SHAREHOLDERS

Selling shareholders to be named in a prospectus supplement may, from time to time, offer and sell some or all of the shares of our ordinary shares held by them pursuant to this prospectus and the applicable prospectus supplement. Such selling shareholders may sell shares of our ordinary shares held by them to or through underwriters, dealers or agents or directly to purchasers or as otherwise set forth in the applicable prospectus supplement. See “Plan of Distribution.” Such selling shareholders may also sell, transfer or otherwise dispose of some or all of our ordinary shares held by them in transactions exempt from the registration requirements of the Securities Act.

If any selling shareholder is to offer and sell some or all of the shares of our ordinary shares held by them pursuant to this prospectus, we will provide you with a prospectus supplement that sets forth the name of each selling shareholder and the number of shares of our ordinary shares beneficially owned by such ordinary shares. The prospectus supplement also will disclose whether any of the selling shareholders have held any position or office with, have been employed by or otherwise have had a material relationship with us during the three years prior to the date of the prospectus supplement.

PLAN OF DISTRIBUTION

We and/or the selling shareholders may sell the securities offered through this prospectus (1) to or through underwriters or dealers, (2) directly to purchasers, including our affiliates, (3) through agents, or (4) through a combination of any these methods. The securities may be distributed at a fixed price or prices, which may be changed, market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. The prospectus supplement will include the following information, if applicable:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any offering price to the public;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale through underwriters or dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The prospectus supplement will include the names of the principal underwriters the respective amount of securities underwritten, the nature of the obligation of the underwriters to take the securities and the nature of any material relationship between an underwriter and us.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct sales and sales through agents

We and the selling shareholders may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent by us and the selling shareholders. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We and the selling shareholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.

Delayed delivery contracts

If the prospectus supplement indicates, we or the selling shareholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market making, stabilization and other transactions

Unless the applicable prospectus supplement states otherwise or the shares are offered by the selling shareholders, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we and the selling shareholders use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative transactions and hedging

We, the selling shareholders, the underwriters or other agents may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters or agents may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters or agents. The underwriters or agents may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters or agents may also use the securities purchased or borrowed from us, the selling shareholders or others (or, in the case of derivatives, securities received from us or the selling shareholders in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Electronic auctions

We and the selling shareholders may also make sales through the Internet or through other electronic means. Since we and the selling shareholders may from time to time elect to offer securities directly to the public, with or without the involvement of agents, underwriters or dealers, utilizing the Internet or other forms of electronic bidding or ordering systems for the pricing and allocation of such securities, you should pay particular attention to the description of that system we will provide in a prospectus supplement.

Such electronic system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms and conditions at which such securities are sold. These bidding or ordering systems may present to each bidder, on a so-called “real-time” basis, relevant information to assist in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder’s individual bids would be accepted, prorated or rejected. Of course, many pricing methods can and may also be used.

Upon completion of such an electronic auction process, securities will be allocated based on prices bid, terms of bid or other factors. The final offering price at which securities would be sold and the allocation of securities among bidders would be based in whole or in part on the results of the Internet or other electronic bidding process or auction.

General information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to legal matters of United States federal securities and New York State law. Certain legal matters in connection with this offering will be passed upon for the underwriters by a law firm named in the applicable prospectus supplement. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Walkers (Hong Kong). Legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm and for the underwriters by a law firm named in the applicable prospectus supplement. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Walkers (Hong Kong) with respect to matters governed by Cayman Islands law and Tian Yuan Law Firm with respect to matters governed by PRC law.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. Our website is http://ir.bilibili.com/. The information contained on, or linked from, our website is not a part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2018 filed on March 29, 2019;

•

The description of the securities contained in our registration statement on Form 8-A filed on March 16, 2018 pursuant to Section 12 of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description; and

•

With respect to each offering of securities under this prospectus, all reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Our annual report on Form 20-F for the fiscal year ended December 31, 2018 filed on March 29, 2019, contains a description of our business and audited consolidated financial statements with a report by our independent registered public accounting firm. These financial statements are prepared in accordance with U.S. GAAP.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District

Shanghai, 200433, People’s Republic of China

Tel: (86 21) 2509-9255

Attention: Investor Relations Department

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.